    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1998

                                                      REGISTRATION NO. 333-40725
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        STEVEN MYERS & ASSOCIATES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

              CALIFORNIA                                8742                                33-0080929
    (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                            ------------------------

                       4695 MACARTHUR COURT, EIGHTH FLOOR
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 975-1550
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 RONALD A. HUNN
                            CHIEF FINANCIAL OFFICER
                        STEVEN MYERS & ASSOCIATES, INC.
                       4695 MACARTHUR COURT, EIGHTH FLOOR
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 975-1550
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                  THOMAS J. CRANE, ESQ.                                   KENNETH J. BARONSKY, ESQ.
                  SCOTT SANTAGATA, ESQ.                                MILBANK, TWEED, HADLEY & MCCLOY
                   NATALIE DUNDAS, ESQ.                             601 SOUTH FIGUEROA STREET, 30TH FLOOR
                   RUTAN & TUCKER, LLP                                  LOS ANGELES, CALIFORNIA 90017
             611 ANTON BOULEVARD, 14TH FLOOR                                    (213) 892-4000
               COSTA MESA, CALIFORNIA 92626
                      (714) 641-5100

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the
earlier effective registration statement for the same offering.   [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING           AGGREGATE        REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED(1)   PRICE PER SHARE(2) OFFERING PRICE(1)(2)      FEE(3)
----------------------------------------------------------------------------------------------------------
Common Stock, no par value...... 3,622,500 shares        $14.00          $50,715,000          $15,368
==========================================================================================================

(1) Includes 472,500 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee under Rule 457.

(3) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 27, 1998

PROSPECTUS

          , 1998

                                3,150,000 SHARES

                                  [SM&A LOGO]
                                  COMMON STOCK

     Of the 3,150,000 shares of Common Stock offered hereby, 2,100,000 shares are being sold by Steven Myers & Associates, Inc. ("SM&A" or the "Company") and 1,050,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information related to the factors to be considered in determining the initial public offering price.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WINS."

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
                                         PRICE         UNDERWRITING       PROCEEDS       PROCEEDS TO
                                         TO THE       DISCOUNTS AND        TO THE        THE SELLING
                                         PUBLIC       COMMISSIONS(1)     COMPANY(2)      SHAREHOLDERS
-------------------------------------------------------------------------------------------------------
Per Share..........................        $                $                $                $
Total(3)...........................        $                $                $                $
-------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses estimated at $600,000 to be paid by the Company. The Company has agreed to pay the expenses of the Selling Shareholders, other than Underwriting Discounts and Commissions.

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 472,500 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the Underwriter's over-allotment option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling
    Shareholders will be           ,           ,           and           ,
    respectively. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders pursuant to the Underwriters' over-allotment option, if exercised. See "Underwriting" and "Principal and Selling Shareholders."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York, on or about           , 1998.

DONALDSON, LUFKIN & JENRETTE                                     LEHMAN BROTHERS
         SECURITIES CORPORATION

                               COLOR PHOTOGRAPHY

     The inside front cover art depicts a few programs the Company has supported and four brief Company highlights.

     The inside back cover art depicts clients the Company has supported.

     This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE SHORT COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus, including share and per share data, (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) reflects the conversion prior to consummation of the offering hereby (the "Offering") of common stock of the Company ("Common Stock"), of all of the outstanding shares of Series A and Series B Common Stock of the Company into an aggregate of 12,900,000 shares of Common Stock. See "Recapitalization."

                                  THE COMPANY

     Steven Myers & Associates, Inc. ("SM&A" or the "Company") is the largest proposal management company in the United States. The Company's proprietary proposal management processes and team of approximately 150 highly experienced professionals help its clients to achieve a higher probability of winning the government and commercial contracts that are critical to their success. The Company is also significantly expanding systems engineering and program integration services to aerospace, communications and engineering companies. The Company's success is evidenced by a compound annual revenue growth rate of approximately 36%, from $10.7 million for 1993 to $37.0 million for 1997.

     The Company has amassed a win rate of 88.8% of all dollars awarded on SM&A engagements since its inception in 1982. The Company's win rate greatly exceeds the results disclosed in the recent "Best Practices 2000" survey conducted by a major national accounting firm which indicated that a majority of the companies surveyed considered a 30% win rate as positive, as cited in Aviation Week & Space Technology (May 29, 1995, p. 39). The Company's win rate is calculated by dividing the total dollar value of contracts won by the total dollar value of proposals managed by SM&A from inception to completion (excluding competitions that were canceled or otherwise not awarded). The Company has worked on or is currently engaged on $133.6 billion of government and commercial procurements. The Company leverages its success in winning business for its clients and its early involvement in the project life cycle to extend its services beyond proposal development to systems engineering and program integration. Such contract support services have grown from 3.0% of the Company's revenues for 1994 to 21.1% for 1997.

     The Company's core business consists of providing proposal management services to its clients. For programs in excess of $100 million, the Company assembles a dedicated team that manages all phases of the proposal development process from strategy formulation through proposal preparation and review to the proposal submittal and post-submittal process. SM&A's clients include industry leaders such as Bechtel Corporation, The Boeing Company (including the former McDonnell Douglas and the aerospace and defense group of Rockwell International Corporation), Harris Corporation, Hughes Electronics Corporation, ITT Corporation, Litton Industries, Inc., Lockheed Martin Corporation, Loral Space & Communications, Ltd., Motorola, Inc. and Raytheon Company. SM&A's 88.8% win rate covers 375 major proposals managed for its clients, including such high profile programs as the next generation space-based surveillance program for the Air Force, the Tomahawk improvement and Sidewinder missile replacement programs for the Navy, environmental clean up projects for the Department of Energy, and a new space shuttle design for NASA. SM&A is leveraging its successful win rate in large programs to penetrate the substantial market for proposals for smaller programs (generally less than $100 million each) by creating, staffing and operating Proposal Development Centers ("PDCs"). The Company's PDCs are typically located within its clients' facilities to bring SM&A's quality and expertise to smaller client programs and reduce the cost per proposal. The Company currently operates PDCs for GDE Systems, Inc., Hughes Electronics Corporation, ITT Corporation, Litton Industries, Inc., Motorola, Inc., and Raytheon Company. After installation of a PDC, clients typically experience win rates of two to three times that previously achieved by their internal proposal teams. The Company anticipates installing PDCs at five additional clients' sites by the end of 1998.

     The demand for the Company's services is increasing as the aerospace and defense industry consolidates. In this highly competitive environment, major contractors find it is increasingly vital to win new contracts in order to survive, increasing their incentive to employ the Company's professional proposal management services. Based on procurement data from the Department of Defense and NASA, the Company estimates that the annual government proposal management market is approximately $325 million, and the Company believes that the market for commercial procurement is at least as large. In addition, the increasing trend toward utilizing outsourced expertise has created a significant opportunity for the Company to expand its systems engineering and program integration services. The Company's participation in the proposal management process uniquely positions SM&A to extend its involvement into contract support services and management consulting roles on projects won by its clients. By leveraging its client relationships and engineering expertise, the Company has obtained 26 support services contracts in the last 18 months. The Company estimates the annual market for high-end engineering and consulting services is approximately $10 billion and the Company's plan is to generate an increasing percentage of its revenue from these services.

     The Company believes that several factors distinguish it from its competitors and position it to capitalize on the rapidly growing demand for its services, such as (i) the expertise resulting from SM&A's professionals who have an average of more than 20 years of relevant industry experience; (ii) a proven track record and superior reputation based on an impressive win rate established over the past 15 years; (iii) an ability to recruit and retain highly experienced personnel capable of providing both proposal management and contract support services; and (iv) deep-rooted client relationships that lead to multiple engagements and often create additional growth opportunities in complementary lines of business.

     The Company's strategy is to expand its position as the largest proposal management company and to continue to develop its rapidly growing contract support services. The key elements of the Company's growth strategy are to (i) capitalize on trends toward increased outsourcing of proposal management and contract support functions; (ii) increase the number and scope of the Company's PDCs; (iii) leverage existing relationships to obtain support services contracts upon completion of the proposal management stage; (iv) aggressively pursue opportunities in the growing market for large commercial programs; and (v) pursue strategic acquisitions that provide the Company with an expeditious and cost-effective method of expanding into complementary engineering and management consulting services.

     Established as a sole proprietorship in 1982, the Company was incorporated in California in 1985. The Company's principal executive offices are located at 4695 MacArthur Court, Eighth Floor, Newport Beach, California 92660, and its telephone number is (714) 975-1550.

                                  THE OFFERING

Common Stock offered by the Company............    2,100,000 shares
Common Stock offered by the Selling
  Shareholders.................................    1,050,000 shares
                                                  ----------
          Total................................    3,150,000 shares
                                                  ==========
Common Stock to be outstanding after the
  Offering(1)..................................   15,000,000 shares
                                                 Repayment of existing indebtedness and general
Use of Proceeds................................  corporate purposes, which may include strategic acquisitions. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.........  WINS

------------------------------

(1) Excludes 1,500,000 shares of Common Stock reserved for issuance under the 1997 Stock Option Plan, of which 790,000 are issuable pursuant to options to be granted upon consummation of this Offering.

                                  RISK FACTORS

     Prospective investors should carefully consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION

                                                                     YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------------
                                                     1993      1994(1)     1995       1996           1997
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(2):
  Net revenues...................................   $10,738    $15,220    $20,777    $25,699       $ 36,962
  Gross profit...................................     3,622      5,771      8,464     11,187         16,433
  Operating income...............................       830        878        671        438          9,506
  Earnings (loss) before income taxes............       817       (823)       678        574          8,964
  Net earnings (loss)............................   $   801    $  (811)   $   668    $   565       $  8,817
                                                    =======    =======    =======    =======        =======

PRO FORMA STATEMENT OF OPERATIONS DATA(3):
  Earnings before income taxes...................................................    $ 3,049       $  7,957
  Provision for income taxes.....................................................      1,219          3,183
                                                                                     -------        -------
  Net earnings...................................................................    $ 1,830       $  4,774
                                                                                     =======        =======
  Net earnings per share.........................................................    $   .12       $    .37
                                                                                     =======        =======
  Weighted average common shares(4)..............................................     14,893         12,948
                                                                                     =======        =======

                                                                                      AS OF DECEMBER 31, 1997
                                                                                     -------------------------
                                                                                          (IN THOUSANDS)
                                                                                     ACTUAL     AS ADJUSTED(5)
BALANCE SHEET DATA:
Cash and cash equivalents........................................................    $   150       $ 17,210
  Working capital................................................................        101         17,947
  Total assets...................................................................      5,331         22,391
  Total debt.....................................................................      7,729             --
  Total shareholders' equity (deficit)...........................................     (6,328)        18,461

------------------------------

(1) In 1994, the Company wrote off $1.7 million of receivables from California Kamchatka Company, Inc. ("CKC"), an affiliated entity. See "Certain Transactions" and Note (10) of the Notes to Financial Statements.

(2) In connection with the Offering, the Company will be converting to a C corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Prior to conversion, the Company had been an S corporation for federal and certain state income tax purposes. See "Prior S Corporation Status."

(3) Amounts reflect pro forma adjustments for (a) the elimination of salaries and bonuses paid to the three principal executive officers (which have historically been included in selling, general and administrative expenses) in excess of $2.7 million in the aggregate (which amount is equal to the maximum salaries and bonuses payable for 1998 under an executive compensation program consisting of an Executive Employment Agreement and an Executive Bonus Plan (the "Executive Compensation Program")), and (b) adjustments for federal and state income taxes as if the Company had been taxed as a C corporation at an assumed effective income tax rate of approximately 40%. For additional pro forma statement of operations data for 1995, 1996 and 1997, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) In January 1997, the Company repurchased 1,995,125 shares of Common Stock from certain of its existing shareholders for approximately $5.9 million using borrowings under the Bank Facility. See "Certain Transactions."

(5) Adjusted to give effect to the sale by the Company of 2,100,000 shares of Common Stock offered hereby at an assumed public offering price of $13.00 per share, and the application of the estimated net proceeds therefrom, including repayment of the Company's indebtedness. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing any shares of the Common Stock offered hereby.

DEPENDENCE ON DEFENSE INDUSTRY

     For the fiscal year ended December 31, 1997, approximately 78.9% of the Company's revenues were derived from proposal management services, including PDCs, related to government procurement contracts. For the foreseeable future, the Company expects that the percentage of its revenues attributable to such contracts will continue to be substantial. U.S. Government expenditures for defense products may decline after fiscal 1997 with such reductions having an effect on the Company's clients, or, indirectly, the Company. A number of trends may contribute to such a decline, including: (i) large weapon systems being replaced with smaller, more precise high technology systems, (ii) multiple procurements for similar weapons being consolidated into joint service procurements, such as the Joint Strike Fighter, (iii) threat scenarios evolving away from global conflicts to regional conflicts and (iv) the continuing drawdown of U.S. military forces in response to the end of the Cold War. In the event expenditures for products of the type manufactured by the Company's clients are reduced and not offset by other new programs or products, there will be a reduction in the volume of contracts or subcontracts to be bid upon by the Company's clients and, as a result, a reduction in the volume of proposals managed by the Company. Unless offset, such reductions could materially and adversely affect the Company's business, operating results and financial condition.

RISKS OF GOVERNMENT CONTRACTING

     The Company, through its government-contractor clients, is subject to risks associated with compliance with governmental regulations. The fines and penalties which could result from noncompliance with appropriate standards and regulations, or a client's suspension or debarment from the bidding process for future government contracts could have a material adverse effect on the Company's business, operating results and financial condition. The Company relies for the continuance and expansion of its business on a facility security clearance from the U.S. Government, and individual security clearances, at various levels, for nearly all members of its staff. There can be no assurance that necessary security clearances will continue to be made available by the U.S. Government.

CLIENT CONCENTRATION

     SM&A derives a significant portion of its revenues from a relatively limited number of clients. For example, revenues from the Company's ten most significant clients accounted for approximately 90.3%, 98.0%, 92.9% and 91.2% of its total revenues for the years ended December 31, 1997, 1996, 1995 and 1994, respectively. Six clients, Lockheed Martin Corporation, Litton Industries, Inc., Motorola, Inc., Raytheon Company, The Boeing Company, and Hughes Electronics Corporation accounted for approximately 81.5% of total revenues for the year ended December 31, 1997. Lockheed Martin Corporation is the Company's single largest client, accounting for approximately 22.5% and 22.9% of the Company's total revenues for the years ended December 31, 1997 and 1996, respectively. Clients typically retain the Company for major proposals as needed on an engagement basis rather than pursuant to long-term contracts, and a client can usually terminate an engagement at any time without a significant penalty. Moreover, there can be no assurance that the Company's existing clients will continue to engage the Company for additional assignments or do so at the same revenue levels. The loss of any significant client could materially and adversely affect the Company's business, financial condition and results of operations. In addition, the level of the Company's services required by an individual client may diminish over the life of its relationship with the Company, and there can be no assurance that the Company will be successful in establishing relationships with new clients as this occurs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Clients and Representative Engagements."

COMPETITION AND MARKET PENETRATION

     The market for proposal management services in the procurement of government and commercial contracts for aerospace and defense is a niche market with a number of competitors. The Company is the largest provider of such services and principally competes with numerous smaller proposal management companies in this highly specialized industry. The Company also competes with some of its clients' internal proposal development resources.

     The Company has recently entered and seeks to achieve significant growth in the contract support services market. The market for services in the contract support industry is competitive, highly fragmented and subject to rapid change. Such competition is likely to increase in the future. Many of the Company's competitors have greater personnel, financial, technical and marketing resources than the Company. Such competitors include many larger management consulting firms such as McKinsey & Company, Booz Allen & Hamilton, and Bain & Company, as well as the consulting arms of major accounting firms. The Company also competes with its clients' in-house resources. This source of competition may increase as consolidation of the aerospace and defense industry creates larger organizations. Although the Company believes that it has the ability to further penetrate the contract support services market, there can be no assurance that the Company will be successful in such efforts. In addition, significant further expense for sales and marketing may be required to promote a major expansion of the Company's services in such area. If the Company is unsuccessful in its efforts to penetrate further the market for such services, or if its current 88.8% win rate in the proposal management business drops significantly, the Company's growth prospects could be materially and adversely affected. See "Business -- Market Opportunity."

MANAGEMENT OF GROWTH

     The Company's business involves the delivery of services through an experienced team of trained professionals. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly-skilled professionals and administrative employees. The Company has experienced significant growth in recent years and intends to pursue further growth as part of its business strategy. This growth strategy will require an increase in the Company's personnel, particularly skilled systems engineers and program managers. Qualified professionals are currently in great demand and there is significant competition for employees with the requisite skills from other major and boutique consulting firms, research firms, government contractors, proposal management or business acquisition departments of major corporations and other professional services firms. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary to pursue its growth strategy. There can be no assurance that the Company will be able to maintain or accelerate its current growth, effectively manage its expanding operations or achieve planned growth on a timely or profitable basis. To the extent the Company is unable to manage its growth effectively and efficiently, the Company's business, financial condition and results of operations could be materially and adversely affected. See
"Business -- Growth Strategy."

RISKS RELATED TO POSSIBLE ACQUISITIONS

     An element of SM&A's growth strategy is to expand its operations through the acquisition of complementary businesses. The Company has no agreement, understanding or commitment with respect to any acquisition and is not currently engaged in such negotiations. In addition, the Company has no prior history of making acquisitions and there can be no assurance that the Company will be able to identify, acquire, profitably manage or successfully integrate any such businesses into the Company without incurring substantial expenses, delays or other operational or financial problems. Moreover, competitors of the Company are also soliciting potential acquisition candidates, which could both increase the price of any acquisition targets and decrease the number of attractive companies available for acquisition. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, increased costs to improve managerial, operational, financial and administrative systems, legal liabilities, and increased interest expense and amortization of acquired intangible assets, some or all of which could materially and adversely affect the Company's business, operating results and financial condition. Client satisfaction or performance problems at a single acquired firm could have a materially adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings or performance at levels historically enjoyed by the Company. The failure of the Company to manage its acquisition strategy successfully could materially and adversely affect the Company's business, operating results and financial condition. See "Business -- Growth Strategy."

DEPENDENCE ON KEY EMPLOYEES

     The success of SM&A is highly dependent upon the efforts, abilities, business generation capabilities and project execution of its executive officers, in particular those of Steven S. Myers, the Company's Chief Executive Officer, President and Chairman of the Board, and Kenneth W. Colbaugh, the Company's Executive Vice President and Chief Operating Officer. The Company has entered into two year employment agreements with both of these individuals. The loss of the services of either of these individuals for any reason could materially and adversely affect the Company's business, operating results and financial condition, including its ability to secure and complete engagements. The Company maintains key-man life insurance policies, in the amount of $2.0 million, on each of Mr. Myers and Mr. Colbaugh. See "Management."

BROAD MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

     The net proceeds to be received by the Company in connection with this Offering will be used to repay approximately $7.7 million of existing indebtedness as of December 31, 1997 and for general corporate purposes, which may include strategic acquisitions. Approximately $17.1 million, or 69% of the net proceeds to be received by the Company, will be allocated to general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of shares of Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend. See "Use of Proceeds."

VARIABILITY IN QUARTERLY RESULTS

     The Company may experience significant fluctuations in future quarterly operating results due to a number of factors, including the size, timing and duration of client engagements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY PRINCIPAL SHAREHOLDER


     Following the consummation of the Offering, Mr. Steven S. Myers (the "Principal Shareholder") will beneficially own approximately 53.6% of the Company's outstanding Common Stock (approximately 51.0% if the Underwriters' over-allotment option granted is exercised in full), and will have the ability to control the election of directors and the results of other matters submitted to a vote of shareholders. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company and may adversely affect the voting or other rights of other holders of Common Stock. The Board of Directors of the Company is expected to be initially comprised entirely of designees of Mr. Myers. See "Management" and "Principal and Selling Shareholders."


ANTI-TAKEOVER PROVISIONS

     The Board of Directors has the authority to issue up to ten million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of the preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of preferred stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 15,000,000 shares of Common Stock outstanding. The Company intends to grant options to directors and employees to acquire 790,000 shares of Common Stock at the initial public offering price and subject to certain vesting requirements pursuant to the Company's 1997 Stock Option Plan. The Company intends to register on a registration statement on Form S-8, on or shortly after the date of this Prospectus, all 790,000 shares of Common Stock underlying the options then outstanding or issuable under the 1997 Stock Option Plan. Immediately following the completion of this Offering, a total of 3,150,000 shares of Common Stock will be freely tradable without restriction. All of the remaining 11,850,000 shares are "restricted securities" as defined by Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), which, upon expiration of lockup agreements with certain shareholders of the Company 180 days after the date of this prospectus, will be eligible for sale in the public market from time to time in reliance on and subject to the limitations of Rule
144. The possibility that substantial amounts of Common Stock may be sold in the public market would likely have a material adverse effect on prevailing market prices of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The Offering price for the shares of Common Stock in this Offering is substantially higher than the book value per share of the Common Stock. Purchasers of shares of Common Stock in this Offering will therefore incur immediate and substantial dilution. See "Dilution."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. See "Underwriting" for factors to be considered in determining the initial public offering price. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in operating results of the Company or its competitors, the Company's failure to meet securities analysts' expectations, general conditions in the proposal management and contract support services markets and the worldwide economy, announcements of technological innovations, new systems or product enhancements by the Company or its competitors, acquisitions, changes in government regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with clients could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations which have affected the market price of many service based companies and which have at times been unrelated to the operating performance of the specific companies whose stocks were affected. Such fluctuations could adversely affect the market price of the Company's Common Stock.

FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains certain forward-looking statements, including, among others (i) the anticipated growth in the proposal management and contract support services markets; (ii) anticipated trends in the Company's financial condition and results of operations (including expected changes in the Company's gross margin and general, administrative and selling expenses); (iii) the ability of the Company to finance its working capital requirements; (iv) the Company's business strategy for expanding its presence in the proposal management and contract support services markets; and (v) the Company's ability to distinguish itself from its current and future competitors. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include (i) the shortage of reliable market data regarding the proposal management and contract support services markets; (ii) changes in external competitive market factors or in the Company's internal budgeting process which might impact trends in the Company's results of operations; (iii) unanticipated working capital or other cash requirements; (iv) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the proposal management and contract support services markets; and (v) various other factors that may prevent the Company from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, there can be no assurance that the actual results will not differ materially from such forward-looking statements contained in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,100,000 shares of Common Stock offered by the Company hereby, after deducting Underwriting Discounts and Commissions and other Offering expenses (estimated to be approximately $600,000), all of which are payable by the Company, are estimated to be approximately $24.8 million (based on an assumed Offering Price of $13.00 per share). The net proceeds will be used to repay approximately $7.7 million of existing indebtedness and for general corporate purposes, which may include future acquisitions of complementary businesses. Approximately $17.1 million, or 69% of the net proceeds to be received by the Company, will be allocated to general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. See "Risk Factors -- Broad Management Discretion as to Use of Proceeds." The Company, has no agreement, understanding or commitment with respect to any acquisition and is not currently engaged in such negotiations.

     The Company's current indebtedness consists of (i) a revolving line of credit and a term loan with a bank with maximum principal amounts of $4.0 million each (the "Bank Facility"), and (ii) a note payable to NationsBank in the original principal amount of $560,000 (the "NationsBank Note"). The interest rate on the revolving line of credit agreement is the daily prime rate and the interest rate on the term loan is 2.50% in excess of the London InterBank Offered Rate. In January 1997, the Company repurchased 13.4% of its outstanding Common Stock for $5.9 million, using the proceeds from borrowings on the Bank Facility. The Company has also used the revolving line of credit for cash flow requirements and general corporate purposes, including the payment of dividends to shareholders. See "Dividend Policy." As of December 31, 1997, the revolving line of credit had an outstanding principal balance of $3.7 million and the term loan had an outstanding principal balance of $3.5 million. The NationsBank Note bears interest at an annual rate of 10.74% and, as of December 31, 1997, had an outstanding principal balance of $517,000. Upon the consummation of the Offering, the Company intends to pay off the outstanding balances of the Bank Facility and the NationsBank Note in connection with their termination. The Company is currently negotiating with lenders regarding a new credit facility.

     The principal purposes of this Offering are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to the public equity markets, create a currency for potential acquisitions, enhance the Company's ability to use the Common Stock as a means of attracting, retaining and incentivizing senior managers and professionals and provide working capital to fund the Company's growth strategy. See "Business -- Growth Strategy."

     Pending their application by the Company, the net proceeds of this Offering not immediately required for the purposes described above will be invested principally in U.S. Government securities, short-term certificates of deposit, money market funds or other short-term, interest-bearing securities.

                                RECAPITALIZATION

     As of December 31, 1997, the Company had outstanding 202,292 shares of Series A Common Stock and 812,829 shares of Series B Common Stock. Immediately prior to the Offering, the Company will file Restated Articles of Incorporation with the California Secretary of State providing for the conversion of each of its issued and outstanding shares of Series A Common Stock and Series B Common Stock into 12.7078 shares of Common Stock, or an aggregate of 12,900,000 shares (the "Recapitalization").

                           PRIOR S CORPORATION STATUS

     Since January 1, 1991, the Company has been treated as an S corporation for purposes of federal and state income taxes. Accordingly, the Company has not been subject to regular federal income tax and has been subject to California income tax at a rate of 1.5% of its taxable income. Each of the Company's shareholders was required to include the Company's taxable income in his individual income for state and federal income tax purposes. Effective upon the date of completion of this Offering, the Company's S corporation status will terminate, the Company will be taxed as a C corporation, and will become subject to regular federal and state income taxes.

                             S CORPORATION DIVIDEND

     Immediately prior to consummating this Offering, the Company will declare an S corporation dividend, estimated to be $775,000, to its then-current shareholders, representing all undistributed earnings of the Company from January 1, 1998 through the date of this Prospectus (the "S Corporation Dividend"). Purchasers of Common Stock in this Offering will not receive any portion of the S Corporation Dividend.

                                DIVIDEND POLICY

     In 1997, the Company paid dividends of $1.2 million, $1.9 million, $2.5 million and $4.4 million on April 11, July 1, October 1, and December 29, respectively. The Company anticipates that, after payment of the S Corporation Dividend to its current shareholders in connection with the termination of the Company's S corporation status, all future earnings will be retained for development of its business. See "Prior S Corporation Status." The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the general financial condition of the Company and restrictions that may be contained in the Company's financing agreements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to reflect the sale by the Company of 2,100,000 shares of Common Stock offered hereby (assuming an initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                       AS OF DECEMBER 31, 1997
                                                                     ---------------------------
                                                                           (IN THOUSANDS)
                                                                      ACTUAL      AS ADJUSTED(1)
Cash and equivalents...............................................  $    150        $ 17,210
                                                                     ========        ========

Long term obligations, including current portion...................     7,729              --

Shareholders' equity (deficit):
  Common Stock, no par value, 50,000,000 shares authorized;
     12,900,000 shares issued and outstanding actual; and
     15,000,000 shares issued and outstanding, as adjusted(2)......         5               5
  Preferred Stock, no par value, 10,000,000 shares authorized; no shares issued and outstanding actual; and no shares issued and
     outstanding, as adjusted......................................        --              --
  Additional paid-in-capital.......................................       316          25,105
  Due from shareholder.............................................      (679)           (679)
  Retained earnings (deficit)......................................    (5,970)         (5,970)
                                                                     --------        --------
       Total shareholders' equity (deficit)........................    (6,328)         18,461
                                                                     --------        --------
          Total capitalization.....................................  $  1,401        $ 18,461
                                                                     ========        ========

---------------

(1) Adjusted to give effect to the sale by the Company of 2,100,000 shares of Common Stock offered hereby at an assumed public offering price of $13.00 per share, and the application of the estimated net proceeds therefrom, including repayment of the Company's indebtedness. See "Use of Proceeds."

(2) Excludes 1,500,000 shares of Common Stock reserved for issuance under the 1997 Stock Option Plan, of which 790,000 are issuable pursuant to options to be granted upon the consummation of this Offering. The Company will elect to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company will adopt the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). If the Company determined compensation expense based on the fair value at the date of grant for its stock options under SFAS No. 123, the Company's net income would have been reduced by $980,000.

                                    DILUTION


     As of December 31, 1997, the Company had a deficit net tangible book value of $(6,328,000) or $(.49) per share of Common Stock. Deficit net tangible book value per share represents tangible book value (total tangible assets of the Company less its total liabilities) divided by the total number of shares of Common Stock outstanding after giving effect to the Recapitalization. After giving effect to the sale by the Company of 2,100,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share), the Company's pro forma net tangible book value at December 31, 1997 would have been $18,461,000 or $1.23 per share. This represents an immediate increase in the pro forma net tangible book value of $1.72 per share to existing shareholders and an immediate dilution of $11.77 per share to persons purchasing Common Stock in this Offering (the "New Investors"). The following table illustrates this per share dilution:


    Assumed initial public offering price per share..................              $ 13.00
                                                                                   -------
      Deficit net tangible book value per share before the
         Offering....................................................  $  (.49)
                                                                       -------
      Pro forma increase in net tangible book value per share
         attributable to New Investors...............................     1.72
                                                                       -------
    Pro forma net tangible book value per share after the Offering...                 1.23
                                                                                   -------
    Pro forma dilution per share to New Investors....................              $ 11.77
                                                                                   =======

                            SELECTED FINANCIAL DATA

     The statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the balance sheet data as of December 31, 1996 and 1997, have been derived from the Company's Financial Statements and Notes thereto, which statements have been audited by KPMG Peat Marwick LLP, independent auditors and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1994 and 1995 and the statement of operations data for the fiscal year ended December 31, 1994 has been derived from the Company's audited financial statements, which statements are not included herein. The balance sheet data as of December 31, 1993 and the statement of operations data for the fiscal year ended December 31, 1993 has been derived from the Company's unaudited financial statements, which statements are not included herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. The following information should be read in conjunction with the Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                       YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------
                                                          1993      1994(1)     1995       1996       1997
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(2):
  Net revenues........................................   $10,738    $15,220    $20,777    $25,699    $36,962
  Cost of revenues....................................     7,116      9,449     12,313     14,512     20,529
                                                         -------    -------    -------    -------    -------
  Gross profit........................................     3,622      5,771      8,464     11,187     16,433
  Selling, general and administrative expenses........     2,792      4,893      7,793     10,749      6,927
                                                         -------    -------    -------    -------    -------
  Operating income....................................       830        878        671        438      9,506
  Other income (expense)..............................       (13)    (1,701)         7        136       (542)
                                                         -------    -------    -------    -------    -------
  Earnings (loss) before income taxes.................       817       (823)       678        574      8,964
  Income tax expense (benefit)(3).....................        16        (12)        10          9        147
                                                         -------    -------    -------    -------    -------
  Net earnings (loss).................................   $   801    $  (811)   $   668    $   565    $ 8,817
                                                         =======    =======    =======    =======    =======

PRO FORMA STATEMENT OF OPERATIONS DATA(4):
  Net revenues........................................................................    $25,699    $36,962
  Cost of revenues....................................................................     14,512     20,529
                                                                                          -------    -------
  Gross profit........................................................................     11,187     16,433
  Selling, general and administrative expenses........................................      8,274      7,934
  Operating income....................................................................      2,913      8,499
  Other income (expense)..............................................................        136       (542)
                                                                                          -------    -------
  Earnings before income taxes........................................................      3,049      7,957
  Income tax expense..................................................................      1,219      3,183
  Net earnings........................................................................    $ 1,830    $ 4,774
                                                                                          =======    =======
  Net earnings per share..............................................................    $   .12    $   .37
                                                                                          =======    =======
  Weighted average common shares(5)...................................................     14,893     12,948
                                                                                          =======    =======

                                                                         AS OF DECEMBER 31,
                                                         ---------------------------------------------------
                                                          1993       1994       1995       1996       1997
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...........................   $   189    $   242    $   269    $ 1,927    $   150
  Working capital.....................................       868         95        794       (279)       101
  Total assets........................................     2,269      2,320      3,034     11,820      5,331
  Total debt(5)(6)....................................       283        541        605      6,250      7,729
  Total shareholders' equity (deficit)(5).............       918        114        668        755     (6,328)

                                               (footnotes on the following page)

------------------------------

(1) In 1994, the Company wrote off $1.7 million of receivables from CKC, an affiliated entity. See "Certain Transactions" and Note (10) of the Notes to Financial Statements.

(2) In connection with the Offering, the Company will be converting to a C corporation under the Code. Prior to conversion, the Company had been an S corporation for federal and certain state income tax purposes. See "Prior S Corporation Status."

(3) Represents California and other state franchise taxes accrued by the Company.

(4) For additional pro forma statement of operations data for 1995, 1996, and 1997, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." Amounts reflect pro forma adjustments for (a) the elimination of salaries and bonuses paid to the three principal executive officers (which have historically been included in selling, general and administrative expenses) in excess of $2.7 million in the aggregate (the maximum salaries and bonuses payable for 1998 under the Executive Compensation Plan), and (b) adjustments for federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation.

(5) In January 1997, the Company repurchased 1,995,125 shares of Common Stock from certain of its existing shareholders for approximately $5.9 million using borrowings under the Bank Facility. See "Certain Transactions."

(6) In April 1996, the Company purchased a Hawker 800 aircraft for $5.8 million and financed the purchase through a bank. In January 1997, the Company sold the Hawker aircraft to a company which is owned by the principal shareholder. See Note (4) of the Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company derives most of its revenues from professional service activities. The majority of these activities are provided under "time and expenses" billing arrangements, and revenues are recorded as work is performed. Revenues are directly related to the total number of hours billed to clients and the associated hourly billing rates. The Company has several labor classifications at various billing rates, depending on the level of expertise needed by the client, and charges all clients rates consistent with these labor classifications. The majority of the billable labor is performed at client locations, and travel and lodging expenses incurred by the Company's direct labor employees are reimbursed by the client. Revenues are also derived from success fees offered to clients as a pricing option, and recorded as revenue only upon the attainment of the specified incentive criteria. The Company offers to discount labor rates from 5% to 15% in return for a success fee which is billed at a multiple of two to three times the discounted amount. This success fee is billable by the Company when a contract is won by the client.

     Cost of revenues consists primarily of direct labor, incentives, and travel and lodging expenses directly related to consulting services rendered by the Company. The Company's direct labor employees are paid based upon total hours billed to the clients. Direct labor employees work predominately at the client's facilities, and actual travel and lodging expenses incurred are paid by the client. The number of direct labor employees assigned to a proposal will vary according to the size, complexity, duration and demands of the project. Proposal terminations, completions and scheduling delays may result in periods when direct labor employees are not fully utilized. However, lower utilization would result in minimal downward pressure on margins, as the Company's direct labor employees are paid a nominal bi-weekly salary, which is offset against payments for actual hours worked. Amounts paid to direct labor employees in excess of nominal bi-weekly salary are accrued based on hours billed to clients and paid to those employees as amounts billed to clients are collected. Cost of revenues also includes incentive compensation paid to vice presidents. Historically, these incentives have been based on 1.4% of revenues and are paid to the respective vice presidents after amounts billed to clients are collected. Incentive compensation is paid to vice presidents and is paid from revenues generated from their respective areas of responsibility.

     Selling, general and administrative ("SG&A") expenses consist primarily of executive compensation, administrative labor and incentives, marketing expenses, office expenses and general overhead. As an S corporation the Company distributed the majority of its net income to shareholders each year as bonus compensation. This bonus compensation was in addition to regular salaries and incentives. From 1991 through 1996, these revenues were distributed as wages, and were included in SG&A expenses. In 1997, the Company instituted quarterly dividend payments to all shareholders of record, replacing this bonus compensation. In 1997, the Company distributed the majority of its net income to shareholders as dividends. This change was made partially due to the investment by non-employee shareholders to ensure that dividends would be equitably distributed to both employee and non-employee shareholders.

     Historically, executive compensation expense consisted of salaries, incentive bonuses and discretionary bonuses paid to the three senior executive shareholders. Paula K. Myers, one of the senior executive shareholders, resigned in October 1997. The Company's historical levels of executive compensation were related primarily to the Company's status as an S Corporation and period to period increases in executive compensation expense were related primarily to the Company's period to period earnings growth. Total compensation paid to the three senior executive shareholders was $4.6 million, $5.2 million and $1.7 million in 1995, 1996 and 1997, respectively. In November 1997, the Company adopted an Executive Compensation Program, which provides maximum annual compensation in an aggregate amount of approximately $2.7 million for the two remaining senior executive shareholders, comprised of base salary and bonus amounts to be awarded based on the attainment of certain financial performance criteria.

     As the Company elected to be taxed as an S corporation, substantially all taxes and benefits from income, losses and tax credits have flowed through the Company to its shareholders for federal income and state franchise tax reporting purposes. The Company is also taxed as an S corporation in California at the appropriate statutory tax rate.

RESULTS OF OPERATIONS

     The following table sets forth pro forma operating results for the periods indicated. Amounts reflect pro forma adjustments for (a) the elimination of salaries and bonuses paid to the three principal executive officers (which have historically been included in SG&A expenses) in excess of $2.7 million in the aggregate (which amount is equal to the maximum salaries and bonuses payable for 1998 under the Executive Compensation Program), and (b) adjustments for federal and state income taxes as if the Company had been taxed as a C corporation at an assumed effective income tax rate of approximately 40%. The pro forma adjustment in clause (a) above is made to provide a more meaningful comparison of the Company's SG&A expenses by recasting historical financials to be consistent with future levels of executive compensation following termination of the Company's S corporation status.

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1995        1996        1997
                                                                        (IN THOUSANDS)
Net revenues................................................    $20,777     $25,699     $36,962
Cost of revenues............................................     12,313      14,512      20,529
                                                                -------     -------     -------
Gross profit................................................      8,464      11,187      16,433
SG&A expenses...............................................      5,851       8,274       7,934
                                                                -------     -------     -------
Operating income............................................      2,613       2,913       8,499
Other income (expense)......................................          7         136        (542)
                                                                -------     -------     -------
Earnings before income taxes................................      2,620       3,049       7,957
Income tax expense..........................................      1,048       1,219       3,183
                                                                -------     -------     -------
Net earnings................................................    $ 1,572     $ 1,830     $ 4,774
                                                                =======     =======     =======

     The following table sets forth certain pro forma operating data as a percentage of net revenues for 1995, 1996 and 1997.

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1995        1996        1997
Net revenues................................................     100.0%      100.0%      100.0%
Cost of revenues............................................      59.3        56.5        55.5
                                                                 -----       -----       -----
Gross profit................................................      40.7        43.5        44.5
SG&A expenses...............................................      28.1        32.2        21.5
                                                                 -----       -----       -----
Operating income............................................      12.6        11.3        23.0
Other income (expense)......................................       0.0         0.5        (1.5)
                                                                 -----       -----       -----
Earnings before income taxes................................      12.6        11.8        21.5
Income tax expense..........................................       5.0         4.7         8.6
                                                                 -----       -----       -----
Net earnings................................................       7.6%        7.1%       12.9%
                                                                 =====       =====       =====

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net revenues. Net revenues were $37.0 million for 1997 compared to $25.7 million for 1996, an increase of $11.3 million or 44.0%. Net revenues from proposal management services were $22.1 million for 1997 compared to $14.7 million for the prior year, an increase of $7.4 million or 50.3%. This increase was attributable to an increase in the Company's customer base and the number of proposals managed as a result of increased marketing efforts by the Company. Net revenues from PDCs were $7.1 million for 1997 compared to $7.5 million for the prior year, a decrease of $0.4 million or 5.3%. This decrease was attributable to a transfer of certain PDC activities to the proposal management segment by two major clients, and reduced PDC expenditures by another major client to focus on contract support for contracts already won. Net revenues from contract support services were $7.8 million for 1997 compared to $3.5 million for the prior year, an increase of $4.3 million or 122.9%. This increase was due primarily to the expanding number of clients utilizing the Company's contract support services in 1997.

     Gross profit. Gross profit was $16.4 million for 1997 compared to $11.2 million for 1996, an increase of $5.2 million or 46.4%. As a percentage of net revenues, gross profit increased to 44.5% for 1997 from 43.5% for the prior year. The increase in gross profit as a percentage of net revenues was primarily attributable to more favorable labor margins realized on average from the new employees hired by the Company throughout 1997, and reduced travel costs as a percentage of net revenues.

     SG&A expenses. SG&A expenses were $7.9 million for 1997 compared to $8.3 million for 1996, a decrease of $0.4 million, or 4.8%. This decrease was primarily attributable to reduced aircraft expenses in 1997 compared to 1996. The Company purchased a Hawker aircraft in 1996 for use by the Company and to be chartered to non-affiliated entities. Due to the investment by non-employee shareholders in 1996 and the limited use by the Company, the aircraft was sold to an affiliate of the Company's principal shareholder at market value. This sale resulted in a gain of $137,000. As a percentage of net revenues, SG&A expenses decreased to 21.5% for 1997, from 32.2% for the prior year.

     Operating income. Operating income was $8.5 million for 1997 compared to $2.9 million for 1996, an increase of $5.6 million or 193.1%. As a percentage of net revenues, operating income increased to 23.0% for 1997 from 11.3% the prior year. The increase in operating income as a percentage of net revenues was due primarily to increased revenues and the stabilization of fixed operating costs in 1997.

     Other income (expense). Other expense was $542,000 for 1997 compared to income of $136,000 for 1996. This difference was primarily due to revenues recognized in 1996 from aircraft charter services from the Company's Hawker aircraft. As the Hawker aircraft was sold in January 1997, there were no such revenues recognized in 1997.

     Net earnings. Net earnings were $4.8 million for 1997 compared to $1.8 million for 1996, an increase of $3.0 million or 166.7%.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net revenues. Net revenues were $25.7 million for 1996 compared to $20.8 million for 1995, an increase of $4.9 million or 23.6%. Net revenues from proposal management services for 1996 were $14.7 million compared to $13.6 million for the prior year, an increase of $1.1 million or 8.1%. This increase was attributable to the addition of several major proposals in 1996. Net revenues from PDCs were $7.5 million for 1996 compared to $4.2 million for the prior year, an increase of $3.3 million or 78.6%. This increase was attributable to an increase in marketing efforts by the Company to develop additional PDCs at customer sites. Net revenues from contract support services for 1996 were $3.5 million compared to $3.0 million for the prior year, an increase of $0.5 million or 16.7%.

     Gross profit. Gross profit was $11.2 million for 1996 compared to $8.5 million for 1995, an increase of $2.7 million or 31.8%. As a percentage of net revenues, gross profit increased to 43.5% for 1996 from 40.7% for the prior year. The increase as a percentage of net revenues was primarily attributable to additional success fees earned in 1996 of $873,000, compared to success fees earned for the prior year of $348,000. Success fees carry a 100% margin.

     SG&A expenses. SG&A expenses were $8.3 million for 1996 compared to $5.9 million for 1995, an increase of $2.4 million, or 40.7%. The increase was primarily attributable to an increase in senior management staff to position the Company for continued growth, expenses associated with the Hawker aircraft, an increase in advertising expenses and increased expenses related to additional employer sponsored benefit plans implemented in 1996. The Company purchased the Hawker aircraft in 1996 for use by the Company and to be chartered to non-affiliated entities. Due to the investment by non-employee shareholders in 1996 and the limited use by the Company, the aircraft was sold to an affiliate of the Company's principal shareholder at market value. This sale resulted in a gain of $137,000. As a percentage of net revenues, SG&A expenses increased to 32.2% for 1996, from 28.1% for the prior year.

     Other income (expense). Other income was $136,000 for 1996 compared to income of $7,000 for 1995. This increase in income was primarily due to revenues recognized in 1996 from aircraft charter services from a Hawker aircraft purchased by the Company in April 1996, and subsequently sold in January 1997.

     Net earnings. Net earnings were $1.8 million for 1996 compared to $1.6 million for 1995, an increase of $0.2 million or 12.5%.

QUARTERLY RESULTS

     The following table sets forth pro forma unaudited selected quarterly financial information. This information has been derived from unaudited financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring entries) necessary for a fair presentation of such information. Results of operations for any one or more quarters are not necessarily indicative of results for an entire year or the results to be expected for any future period.

                                                                           THREE MONTHS ENDED
                                        ----------------------------------------------------------------------------------------
                                        MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,   SEPT. 30,   DEC. 31,
                                          1996       1996       1996        1996       1997        1997       1997        1997
                                                                             (IN THOUSANDS)
PRO FORMA STATEMENT OF OPERATIONS
  DATA:

Net revenues..........................  $ 7,546    $ 7,824     $ 4,092    $ 6,237     $ 7,229    $ 8,544     $10,866    $10,323
Cost of revenues......................    4,422      4,544       2,433      3,113       3,865      4,792       6,181      5,691
                                        -------    -------     -------    -------     -------    -------     -------    -------
Gross profit..........................    3,124      3,280       1,659      3,124       3,364      3,752       4,685      4,632
SG&A expenses.........................    1,497      2,207       1,720      2,850       1,507      1,818       2,476      2,133
                                        -------    -------     -------    -------     -------    -------     -------    -------
Operating income......................    1,627      1,073         (61)       274       1,857      1,934       2,209      2,499
Other income (expense):
  Interest expense....................       17        109         149        145         124        124         130        127
  Miscellaneous income (expense)......       24        149         188        195         174         24          31       (266)
                                        -------    -------     -------    -------     -------    -------     -------    -------
Earnings (loss) before income taxes...    1,634      1,113         (22)       324       1,907      1,834       2,110      2,106
Income tax expense (benefit)..........      654        445          (9)       129         762        734         844        843
                                        -------    -------     -------    -------     -------    -------     -------    -------
Net earnings (loss)...................  $   980    $   668     $   (13)   $   195     $ 1,145    $ 1,100     $ 1,266    $ 1,263
                                        =======    =======     =======    =======     =======    =======     =======    =======

     The Company, prior to 1997, experienced some seasonality, with third quarter earnings dropping slightly as clients reduced their bid and proposal activity in anticipation of the release of the federal budget in October. The success of the Company's increase of non-seasonal contract support services revenue and the increase in the number of PDCs has mitigated the impact of seasonality during the third quarter of 1997.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity has been cash flow from operations and the timely collection of its accounts receivable. Accounts receivable at December 31, 1996 was $3.6 million as compared to the Company's December 31, 1997 balance of $4.2 million. Due to a large and diverse client base which consists mostly of Fortune 100 companies, management expects to continue the trend of timely accounts receivable collections.

     The principal use of cash for investing activities during the years ended December 31, 1996 and 1997 was for the purchase of office computer equipment used primarily for enhancing the Company's data processing, marketing and financial reporting systems. The Company does not anticipate making any significant capital expenditures in the near future.

     Borrowing activities provided funds of $7.1 million for the year ended December 31, 1997. Net cash used by financing activities totaled approximately $8.7 million for the year ended December 31, 1997. The primary uses of cash were for the stock repurchase in January and the payment of dividends. In 1997, the Company repurchased 1,995,125 shares or 13.4% of its Common Stock for $5.9 million, using the proceeds from borrowings on the Bank Facility. The Board of Directors of the Company approved the repurchase of shares to provide liquidity to its shareholders. The Company's Bank Facility consists of a revolving line of credit and a term loan, each with a maximum loan amount of $4.0 million. The interest rate on the revolving line of credit agreement is the daily prime rate and the interest rate on the term loan is 2.50% in excess of the London

InterBank Offered Rate. Amounts outstanding under the Bank Credit Facility are secured by the Company's assets. As of December 31, 1997, the revolving line of credit had an outstanding principal balance of $3.7 million and the term loan had had an outstanding principal balance of $3.5 million. The NationsBank Note bears interest at an annual rate of 10.74% and, as of December 31, 1997, had an outstanding principal balance of $517,000.

     The Company believes the net proceeds from the sale of Common Stock offered hereby, together with funds generated by operations, will provide adequate cash to fund its anticipated cash needs, which includes the repayment of all indebtedness under the Bank Facility and the Note and may include future acquisitions of complementary businesses, for at least the next twelve months. The Company is currently negotiating with lenders regarding a new credit facility.

INFLATION

     Although the Company's operations are influenced by general economic trends, the Company does not believe that inflation has had a material impact on the results of its operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period covered by that financial statement. SFAS 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management has not determined whether the adoption of SFAS 130 will have a material impact on the Company's combined financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. SFAS 131 requires, among other items, that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets, information about the revenues derived from the enterprise's products or services, and major customers. SFAS 131 also requires that the enterprise report descriptive information about the way that the operating segments were determined and the products and services provided by the operating segments. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application. Management has not determined whether the adoption of SFAS 131 will have a material impact on the Company's segment reporting.

                                    BUSINESS
INTRODUCTION

     The Company is the largest proposal management company in the United States. The Company's superior proposal management processes and team of approximately 150 highly experienced professionals help its clients to achieve a higher probability of winning the government and commercial contracts that are critical to their success. The Company also is significantly expanding systems engineering and program integration services to aerospace, communications and engineering companies. The Company's success is evidenced by a compound annual revenue growth rate of approximately 36%, from $10.7 million for 1993 to $37.0 million for 1997.

     The Company has amassed a win rate of 88.8% of all dollars awarded on SM&A engagements since its inception in 1982. The Company's win rate greatly exceeds the results disclosed in a recent survey which indicated that a majority of the companies surveyed considered a 30% win rate as positive, as cited in Aviation Week & Space Technology (May 29, 1995, p. 39). The Company has worked on or is currently engaged on $133.6 billion of government and commercial procurements. The Company leverages its success in winning business for its clients and its early involvement in the project life cycle to extend its services beyond proposal development to systems engineering and program integration. Such contract support services have grown from 3.0% of the Company's revenues for 1994 to 21.1% for 1997.

MARKET OPPORTUNITY

     The Company believes that the competitive procurement process for both government and commercial projects presents significant market opportunities for proposal management and contract support services. Companies competing for large government and commercial contracts often seek the assistance of an outside firm of experts that can manage the proposal process and maximize the company's prospects of winning the business. Likewise, companies competing for small to mid-size contracts benefit significantly from having on-site PDCs managed by an outside firm. After a company wins a government or commercial contract, it often requires contract support services including high-level systems engineering, program integration and management consulting services in order to fulfill the contract. Outside firms who have assisted in the preparation of the proposal are uniquely qualified to provide such contract support services. Both of these areas represent a significant and growing market opportunity.

     The markets for proposal management and contract support services are significant in size. In 1998, the Department of Defense has estimated that it alone will award contracts totalling approximately $80 billion for thousands of military and civilian projects. Competitions for procurement of parts and subassemblies conducted by private industry represent another significant market. Based on procurement data from the Department of Defense and NASA, the Company estimates that the annual government proposal generation market is approximately $325 million, and the Company believes that the market for commercial procurement is at least as large. The Company estimates the annual market for high-end engineering and management consulting services is approximately $10 billion.

     While already significant in size, the Company believes that a number of factors are causing the markets for proposal management and contract support services to continue to grow:

     - Consolidation of Aerospace and Defense Industry. The consolidation of the aerospace and defense industry has resulted in fewer, larger firms as well as an increased disparity between the resources of such larger firms and the remaining "smaller" firms. Consequently, the large consolidated firms are more motivated to win programs because of the substantial amount of revenues necessary to support their operations. In addition, the smaller firms have an even greater need to access the resources necessary to compete with larger firms for programs. Proposal management services therefore have become increasingly important to competitors of all sizes.

     - "Winner-Take-All" Programs. The U.S. Government has also conducted a number of "winner-take-all" competitions in which the government chose a single winner from two large aerospace suppliers that had traditionally jointly supplied a weapon (such as the Navy's Tomahawk missile which was built for many years by both McDonnell Douglas and Hughes Electronics Corporation). These competitions are among the most hard fought as the winner may receive a multi-billion dollar contract for many years of work and the loser may be required to shut down an existing production facility and re-assign or lay off several thousand workers. The procurement of each project therefore has become more important, thus creating an increased need for the expertise offered by proposal management specialists.

     - Corporate Outsourcing. There has also been a trend among large corporations to increase efficiencies in the procurement and performance of government and commercial projects of all sizes. As a result, major companies are "outsourcing" more services, instead of maintaining and expanding internal groups. Through outsourcing, companies receive the trained expertise needed without incurring the overhead expenses associated with an in-house team.

     - Government Outsourcing. In response to a reduced federal budget and demands for efficiencies in government operations, many projects that were once performed "in house" by the U.S. Government are now being outsourced to private industry. The increase in the number of these projects creates a corresponding opportunity to provide proposal management and contract support services in connection with such projects.

     - New Technology. The rapid technological advances made in recent years render "old" technology obsolete. Consequently, both the U.S. Government and private industry are creating new programs to upgrade their products accordingly. The result is an increased need for proposal management and contract support services to secure and perform these new projects.

     - Increase in Commercial Projects. U.S. industry is making major investments to exploit new markets in commercial data and telecommunications systems. For example, both Teledesic and Motorola are building multi-billion dollar satellite commercial communication networks. This dramatic increase in programs requiring expertise in proposal management, systems engineering and program integration has created a growing market for the Company's services.

STRENGTHS AND DIFFERENTIATION

     The Company believes that the following business strengths and differentiating characteristics position it to capitalize on the significant market opportunities presented by the changing environment of competitive procurements and contract support services for both government and commercial programs.

  Proven Track Record in Proposal Management

     The Company's superior processes and exceptional management talent have resulted in a proposal win rate of 88.8% of all dollars awarded on SM&A engagements since its inception in 1982. The Company's win rate greatly exceeds the results revealed by a recent survey which indicated that a majority of the companies surveyed considered a 30% win rate as positive. Another recent survey ranked Lockheed Martin Corporation as the aerospace and defense industry's most competitive company in 1996 with a 63% win rate. As a partner in this success, SM&A managed three of the largest programs highlighted in Lockheed Martin Corporation's 1996 annual report: VentureStar X-33 (the new space shuttle), Space Based Infra-red Sensor System (SBIRS) and Joint Strike Fighter (JSF). SM&A's impressive track record provides it with an advantage over its competitors in the increasingly competitive contract procurement market where winning is critical to the client's survival and growth.

  Size of the Firm

     SM&A is the largest proposal management firm in the U.S., with approximately 150 highly qualified professionals with extensive industry experience. The Company addresses the needs of its clients in various aspects of proposal management, systems engineering and program integration. The Company's size provides it with the capability to increase staffing or augment particular expertise on a project to respond to a client's needs and immediately adjust the staff when such needs change. As a result, clients have access to the

Company's pool of professional talent without incurring the cost for professionals when their services are not needed.

  Skills of SM&A's Personnel

     The Company's employees are highly qualified and experienced professionals. The typical SM&A employee has more than 20 years of applicable experience and a majority possess advanced degrees in science or engineering fields. SM&A's professionals also participate in continual education and training to be fully conversant with the latest trends in the contract procurement process, including electronic proposal preparation and submittal. Given the practical expertise of the Company's professionals, the SM&A team is not only highly skilled in the proposal management process, but well versed in the cultural nuances of the procurement being pursued, whether government or commercial.

     SM&A has the ability to staff a winning proposal team with leadership personnel who are able to provide the contract support services needed to transition a winning proposal into a successful program. The skills and breadth of the Company's professionals means that SM&A has enough highly skilled people to both manage proposals and provide effective contract support services. This is a competitive advantage for SM&A as it provides clients with high confidence that once the program is won, the critical SM&A skills will remain available to the client's program management team. These skills include top level systems engineering (understanding the customer's requirements and converting them into affordable products) and comprehensive program planning (organizing the work of perhaps thousands of persons over many years to deliver products on time and within budget).

  Established Client Relationships

     SM&A has forged a superior reputation among its clients in the proposal management business. A majority of SM&A's revenue each year is generated through repeat business from existing clients. Business relationships with the Company's clients span various levels within client organizations, ranging from corporate board members, chief executive officers and other senior management, to operational managers. Clients have come to rely upon SM&A not only for its impressive track record but also the quality of the services provided by experienced professionals, the versatility of the Company in responding to clients' needs, and the accessibility of the Company's senior executive management. The Company's reputation and relationships with its clients have enabled the Company not only to acquire repeat proposal development business but to expand its services to include post-proposal contract support.

  A Winning Process

     The Company's impressive win rate is the result of the creation and implementation of a successful, proprietary proposal management process. The SM&A process is a formal, well documented series of actions, honed by SM&A over the years, that both increase the probability of a win and reduce the overall cost of the proposal effort by eliminating "non value-added" work, such as costly and unnecessary engineering. The Company seeks to secure the protection of applicable copyright, trade secret and other intellectual property protection for its proprietary process. The success of the SM&A process is also dependent, in large part, upon its proper implementation by the Company's proposal management specialists. Thus, the Company's competitive advantage is derived from having both a proven winning process and the professionals with the discipline and experience to successfully implement that process on behalf of a client.

  Client Reliance on SM&A Senior Management Participation

     The Company's 16 vice presidents are always "on call" to respond to each client's needs. Clients depend upon them to help formulate the winning strategy, respond promptly to changes in the government's procurement plan and quickly solve problems that may occur during the proposal process. The availability of SM&A senior management to respond to each client's needs has been a particular competitive advantage for SM&A.

GROWTH STRATEGY

     The Company's objectives are to: (i) win and perform for its clients by continuing to provide the highest level of service and expertise, (ii) provide an attractive work environment and career path for employees, and (iii) enhance shareholder value. The key elements in the Company's strategy to achieve these objectives are to:

     - Capitalize on Industry Trends to Expand Core Proposal Management Business. The Company believes that it is well-positioned to benefit from the increase in demand for proposal management services due to increasing industry consolidation and "winner-take-all" programs which drive the growing importance of winning each new contract. To achieve these "must win" contracts, SM&A believes that companies will be motivated to increase their use of the services that SM&A provides. SM&A's 88.8% win rate and breadth of impressive staff professionals facilitate the Company's acquisition of this "must win" business. Additionally, clients have increasingly come to realize that hiring SM&A is a defensive move as well as an offensive one. Because SM&A contracts with the first client that contacts it, hiring SM&A on a proposal for a large program prevents a competitor from utilizing the Company's services.

     - Increase Number and Scope of the Company's PDCs. SM&A takes advantage of its proven expertise in proposal development and broadens its potential market by expanding into smaller proposals through the creation of PDCs. The Company operated six PDCs in 1997 and expects to be operating up to 11 by the end of 1998. The Company plans to expand its operation of PDCs through three avenues: (i) capitalizing on its proposal management expertise to deploy new PDCs at other clients' sites, (ii) building on its early success in operating PDCs for a specific client to provide satellite PDCs at the client's other locations, and (iii) expanding the role of existing PDCs to increase the number of proposals generated by them. The Company believes that installation of PDCs at its clients' sites allows the Company to realize a recurring annual income stream and further strengthens the Company's position as the largest provider of proposal management services to its clients.

     - Leverage Existing Relationships to Obtain Support Services
       Contracts. SM&A is able to leverage a successful proposal management assignment by negotiating support services contracts to perform systems engineering, management support and specialized services for each project. The Company is ideally positioned as a result of its early involvement in the planning process to extend its role beyond the proposal management stage into contract support assignments after the project is won. Through its in-depth involvement in the project from its inception, the Company offers knowledge-base continuity and close familiarity with the proposal, the project and the client team. This approach has avoided the traditional problem of a loss of focus and momentum by the client after the proposal has been won. The Company's early efforts with this strategy have resulted in 26 support service contracts won in the last 18 months.

     - Pursue Opportunities in the Growing Market for Large Commercial
       Programs. The Company's process, expertise and experience are well suited to the growing sector of large commercial programs. These programs often require both proposal management and contract support services. The Company's proven methodology typically increases the probability of winning and reduces the proposal costs of such commercial projects. In addition, the Company's expertise is directly applicable to providing systems engineering and program management support to such programs. Examples include the Company's work for Boeing on the next-generation expendable space booster and for Motorola on the Celestri(TM) telecommunications system.

     - Pursue Strategic Acquisitions. The Company intends to pursue strategic acquisitions of management consulting and systems engineering firms in order to penetrate new markets, increase its array of services, and add qualified professionals to its existing staff. Given the highly fragmented nature of the contract support services industry, the Company believes there will be numerous opportunities for such acquisitions.

     There can be no assurance that the Company will successfully achieve any elements of its growth strategy.

---------------

Celestri(TM) is a trademark of Motorola, Inc.

SERVICES

     SM&A offers its clients a variety of services to assist both in the procurement of programs as well as the successful implementation of programs once they are won.

  Proposal Management

     SM&A's core business is proposal management. The process whereby SM&A manages a proposal can be divided into three phases: organization and strategy, proposal preparation, and post submittal.

     Organization and Strategy. Once hired to manage a proposal, SM&A assembles a team of proposal specialists at the client's site -- typically deploying a proposal manager, volume leaders for each of the major proposal volumes, specialists well versed in the new management processes required by the government, and production specialists expert in the new forms of electronic proposals often required by a government acquisition agency. Each SM&A team manages a client team, typically 50 to 200 engineers and managers, providing full time, hands-on execution of the SM&A process from strategy formulation, through all phases of proposal preparation and review, to the post-submittal answers to the government's questions. SM&A personnel, drawing on their strong technical and program management experience, ensure that the distinctive technical, cost and management advantages of the client's proposal are clearly described and easy to evaluate.

     The proposal process typically requires three to twelve months of intensive activity at the client's site. The SM&A proposal manager is usually the first member of the team engaged. The proposal manager is responsible for the "rightsizing" of the team throughout the effort, and directs the activities of volume leaders, program planners and production experts.

     The SM&A team assists the client in the creation of a win strategy that leads to selection of sub-contractors, an investment plan, a technical baseline, and a program implementation plan. Each of these is adjusted as needed to reflect changes in the procurement (the emergence of competing teams, the available government funding, the government's objectives, the government's award schedule, etc.)

     During the months before a formal solicitation, it is normal practice for the government to issue a series of drafts of its Request for Proposal ("RFP"), to get feedback from the bidding teams. The SM&A team uses these draft RFPs to both respond to the government, and to create the early building blocks of the proposal.

     Proposal Preparation. The SM&A team manages a process that starts with analysis of the draft RFP and results in the creation of a series of proposal documents, each following a proprietary SM&A template developed over the past 15 years by SM&A. These templates guide the team in developing the key "facts" that will win, which typically consist of the most cost-effective technical solution to meet the government's needs and a low-risk program plan that will deliver the product on time and within budget. At each step in proposal preparation, the completed SM&A templates are reviewed in detail by internal team reviewers and outside experts, as appropriate, to ensure that (i) the requirements of the RFP are fully complied with; (ii) the team's win strategy is being enforced; (iii) the flow of ideas is clear and consistent among all the proposal volumes; (iv) each proposal graphic conveys a compelling idea; and (v) the text supports and enlarges upon the ideas in the graphics.

     Following SM&A's page-by-page quality review, the proposal is submitted, and if required, an oral presentation is made. SM&A creates the materials (charts, videos, models) for the oral presentations, which are becoming more common. SM&A also trains the presenters to clearly convey the needed information and to stick rigorously to the presentation plan and schedule.

     Post Submittal. Many proposals are won by maintaining the team's energy level to deal with subsequent government requests, after the proposal is submitted. The ability of SM&A to maintain the team's collective focus on winning once the proposal is submitted, is vital. Many teams submit their proposals and then disintegrate. The intellectual critical mass of the proposal team is dispersed, key people go on vacation, or on to other jobs, and the facility is transitioned to other uses. Conversely, in an SM&A-managed proposal, the core competence is maintained to answer formal questions from the government, and prepare the Best and

Final Offer. The proposal team's interaction with the U.S. Government after the proposal is submitted is a critical part of the SM&A winning process.

     Another area of SM&A action during the government's proposal evaluation period is working with the client's team in preparation for winning the award. Many proposals include a very aggressive start-up phase that requires the delivery of significant products within the first 30 to 60 days after the contract award. These deliverables, that often include detailed program plans, component prototypes, and mission or system analyses, require intensive work during the evaluation period, in order to meet the post-award deadlines. SM&A provides management support, program planners and schedulers and systems engineers to assist the client's team to meet early post-award commitments.

  Proposal Development Centers

     Another innovative SM&A response to its clients' changing needs is the creation of Proposal Development Centers. In contrast to the work done for large proposals (programs in excess of $100 million), in which a dedicated team is specifically created for the proposal, PDCs are established for clients who expect to produce a number of smaller proposals (programs in the $10 - $100 million range) over a given period of time. The Company believes installation of a PDC at a client site allows the Company to realize a recurring annual income stream. Each PDC has an SM&A team permanently located at a client's facility, managing the resources needed to produce 10 to 50 proposals per year. The number of SM&A employees located at a PDC ranges from three to ten. As of December 31, 1997, SM&A was managing six PDCs at clients' sites. The Company anticipates operating up to 11 PDCs by the end of 1998. Firms lacking the resources to have a dedicated PDC can employ the PDC maintained at SM&A headquarters to provide an instantly available turnkey proposal creation resource.

  Contract Support Services

     SM&A has negotiated and obtained support services contracts on programs won by SM&A's clients. Contract support services engagements typically are larger than proposal management efforts and often run for several years. This contract support service role increases the continuity of personnel from the proposal phase to the program execution phase, and provides the program execution team with knowledge of exactly what was promised in the proposal. The Company is also taking advantage of changing industry dynamics and the growth of the market for such contract support services by expanding its services beyond projects that it helped its client win. For example, the Company is moving rapidly into providing such services in commercial projects for large high technology firms.

     Whether the contract support services are performed in connection with a proposal won by SM&A or to support an independent project, the Company has focused on two areas: (i) systems engineering and (ii) program integration.

     Systems Engineering. The Company's systems engineering work helps its clients to fully define the work that must be done to meet the program's objectives. The first step is to formally define the top level program objectives and flow them down to each engineering and management department -- including mission requirements, annual and total budget, and the schedule for each major program milestone. The systems engineers perform trade studies and analyses to objectively evaluate the cost, schedule, risk and likely performance of alternative solutions. The systems engineers then manage the top level program requirements data base. As the program evolves from design through development, test and production phases, they constantly evaluate the work of the program's design and test groups to be certain that these top level requirements are being met.

     Program Integration. Concurrent with systems engineering are the Company's program integration functions. This work is done to ensure that the program has been meticulously planned and that the program team follows the plan. In many modern aerospace procurements, the government insists that (i) the program plan be submitted with the proposal, (ii) it become a binding contractual document upon award, and (iii) there be significant financial incentives for meeting plan milestones on time and financial penalties in case of failure to adhere to the plan. The SM&A program integration effort is therefore critical to the financial success of the client. The work has an initial phase in which the program to be accomplished is defined in detail. This includes the detailed description of all tasks to be done by all of the participants over the lifetime of the program (usually involving work by thousands of individuals in many companies across the nation), the scheduling of these tasks, the sizing of each task (how many person hours and how much equipment is needed) and the definition of the inter-relationship among the tasks (what task depends on what other task). This information is maintained by the program integration team in an electronic format easily accessible to the management team. After the definition work is completed, the program integration staff focuses on the execution of the program, in which the status of each task is constantly evaluated (and reported to management, including the government project office), the likely attainment of future milestones is predicted, and the program risks are constantly reevaluated to allow proactive management decisions to mitigate risk.

CLIENTS AND REPRESENTATIVE ENGAGEMENTS

  Clients

     The Company provides its proposal management and contract support services to numerous Fortune 100 clients including, among others, Bechtel Corporation, The Boeing Company (including former McDonnell Douglas and Rockwell International Corporation), Harris Corporation, Hughes Electronics Corporation, ITT Corporation, Litton Industries, Inc., Lockheed Martin Corporation, Loral Space & Communications, Ltd., Motorola, Inc. and Raytheon Company. The clients who have utilized the Company's PDCs are fewer in number but are generally derived from the same pool as its proposal management clients.

     Lockheed Martin Corporation, Litton Industries, Inc., Motorola, Inc., Raytheon Company, The Boeing Company and Hughes Electronics Corporation accounted for approximately 22.5%, 14.6%, 12.9%, 10.9%, 10.3%, and 10.3%, respectively, of the Company's revenue in 1997. These revenues are a result of various engagements by several business units of these companies. Although such business units are affiliated with the parent entities, the Company's experience has indicated that the particular engagements are subject to the discretion of each individual business unit.

  Representative Engagements

     Examples of the Company's recent engagements which are representative of the nature of the Company's services and client relationships are set forth below:

     - AIM-9X Competition. SM&A was hired by Hughes Missiles Systems Company in 1993 to manage the proposal effort for the next generation of Sidewinder short range air-to-air missiles to be supplied to U.S. and NATO fighter aircraft. In the first phase of the competition Raytheon, Hughes and Loral submitted bids to the government. Awards were made in December 1994 to Raytheon and Hughes for two years of intensive design, test and program planning, prior to the ultimate selection of a single contractor. In December 1996, the Naval Air Systems Command awarded a $169.2 million contract to Hughes ($252.5 million with options) to complete the engineering, development and test, and early manufacturing of the next generation Sidewinder. Once the next phase is completed in January 2002, Hughes is expected to sell over 10,000 AIM-9X missiles to supply the needs of the U.S. forces (on today's F/A18C/D and the Air Force F-15C/D, and follow-on aircraft including F/A-18E/F, F-15E, F-16 and F-22) and international sales -- a program worth approximately $5 billion. SM&A worked on the program for more than three years. Over the course of the effort, SM&A's participation grew and shrank as the needs of the program dictated -- but typically included a full time proposal manager, a technical volume leader, a management volume leader, a life cycle analyst, and part time support in strategy development, executive summary preparation, and production support.


     - SBIRS Competition. In February 1990, SM&A was hired by Lockheed Missiles and Space Company (now Lockheed Martin Corporation) to provide systems engineering and program integration support and to manage what became the longest duration proposal effort in SM&A's history -- lasting over six years. The Air Force had decided to replace its aging space based surveillance system (designed to quickly detect and report the launching of ballistic missiles). In the first phase of the competition Hughes, Lockheed Martin and Northrop Grumman submitted bids to the Air Force. In August 1995,

       Northrop Grumman was eliminated and both Hughes and Lockheed Martin were awarded $80 million contracts for preliminary work before the selection of a prime contractor. In November 1996, Lockheed Martin was awarded the contract as prime contractor for approximately $1.6 billion in funding for the early satellites and ground stations (an award with the potential to grow to over $10 billion over the life of the program). The program continuity provided by SM&A's constant presence on the Lockheed Martin team and the high quality of all of the proposal products delivered to the government during the six years leading to success was a significant factor in Lockheed's victory. SM&A was awarded a support services contract by Lockheed Martin to be performed during 1997.


     - Contract Support Services. SM&A has been engaged by Motorola to perform support services both in connection with programs it has helped Motorola win and in connection with projects in which SM&A did not provide proposal management services. The Company managed the proposal process whereby Motorola secured significant additional funding on a major government program for developing a secure architecture and software to allow sensitive government data to be securely transmitted on Government and external networks. The Company was retained to provide contract support services. SM&A's contract support services include providing program managers, logisticians, trainers, systems engineers and software development managers to Motorola in support of the completion of this project. SM&A has also supported Motorola in the creation of the multi-billion dollar Celestri(TM) "bandwidth on demand" space-based telecommunications system.

     - PDC Operation. Over a three-year period, SM&A's operation of a PDC for a major client (who wishes to remain unidentified for competitive reasons) exemplifies the Company's success in applying the SM&A process to programs under $100 million. In the year prior to utilizing the PDC, the client had experienced a low win rate (25%) and low revenues (approximately $13 million) from projects under $100 million. Following SM&A's assessment of the situation, it presented the client with a proposal consisting of a PDC design and operations plan and specific metrics against which progress could be managed. After the PDC was implemented, the client enjoyed rapid improvements in bidding results for the subsequent years. The value of small programs won by the client climbed to $32 million, $55 million, and $225 million in the three years of SM&A's engagement, with win rates of 52%, 57% and 95%, respectively. The increase in win rates was achieved along with an approximately 75% decrease in the overall cost per dollar bid on small programs.

BACKLOG

     The Company's backlog represents an estimate of the remaining future revenues from existing signed contracts and letters of intent concerning contracts that have been awarded but in some cases not yet signed. The backlog estimates include revenues expected under the current terms of executed contracts and revenues from contracts in which the scope and duration of the services required are not definite but estimable.

     At December 31, 1997 the Company's backlog was approximately $72.9 million, of which $46.6 million is scheduled for 1998. The Company's engagements are terminable at will and no assurance can be given that the Company will receive any of the fees associated with the backlog described above.

SALES AND MARKETING

     The Company markets its services directly to senior executives of major corporations. The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients, including making on-site presentations, attending industry seminars featuring presentations by SM&A personnel, and authoring of articles and other publications about the industry and the Company's methodologies and processes.

     A significant portion of new business arises from prior client engagements. Clients frequently expand the scope of engagements during delivery to add complementary activities. Also, the Company's on-site presence affords it the opportunity to become aware of, and to help define, additional project opportunities as they are identified by the client. The strong client relationships arising out of many engagements facilitates the Company's ability to market additional capabilities to its clients in the future. In addition, the SM&A senior management team is actively involved in meeting with companies that have not yet engaged SM&A and newly appointed senior managers in current SM&A clients who might not be thoroughly knowledgeable of SM&A's previous assistance to the client.

     In the past four years, SM&A has also increased it marketing efforts through participation in major industrial trade shows and paid advertising. SM&A regularly runs full page ads in the national trade journals such as Aviation Week, Space News and Defense News.

COMPETITION

  Proposal Management and Proposal Development Centers

     The market for proposal management services in the procurement of government and commercial contracts for aerospace and defense is a niche market with a number of competitors. The Company is the largest provider of such services and principally competes with numerous smaller proposal management companies in this highly specialized industry. The Company also competes with some of its client's internal proposal development resources. A number of SM&A's clients maintain internal business acquisition teams that are designed to handle the procurement of government contracts, although the number of such in-house departments has been decreasing in recent years.

     The Company believes that the principal competitive factors in the market for proposal management include reputation, the level of experience and skill of staff professionals, industry expertise, quality of service, responsiveness, and procurement success rate. The need to provide efficient and cost-effective service is of even greater importance in PDCs where the cost of proposal development is likely to be a larger percentage of the contract amount than with a large program.

  Contract Support Services

     The contract support services market is highly competitive and includes a large number of highly capable contract support services firms in the United States. For this reason, the focus of SM&A has been on providing contract support services for programs which it has won together with its clients. This significantly enhances the competitive position of the Company because the contract support to be provided by SM&A is often included in the proposal that was won. Upon the win, SM&A is awarded its contract and work begins thereafter. Should there be additional opportunities for SM&A to contribute to the team, the client often adds scope (and funds) to the SM&A contract. This permits the growth of the SM&A role over the lifetime of the program -- which often lasts many years.

     In the case of contract support services for projects in which the Company did not provide proposal management services, the market is highly fragmented and competitive. Many of the Company's competitors are larger and have greater resources than the Company. See "Risk Factors -- Market Penetration." The Company, however, has found increasing opportunities to work with clients who have previously retained SM&A. The Company believes that the principal competitive factors in the contract support services market include program knowledge, rapidly deployable skilled personnel, responsiveness, reputation and price.

EMPLOYEES

     The Company employs approximately 160 persons: 150 persons are proposal and engineering professionals at SM&A's headquarters or deployed at clients' facilities across the nation and ten are administrative personnel at the corporate headquarters. The Company believes that its success depends significantly upon attracting, retaining and motivating talented, innovative and experienced professionals. For this reason, SM&A is comprised of highly experienced program managers, tested in some of the largest and most complex military, commercial and government programs of the past 30 years. The typical SM&A employee has more than 20 years of applicable experience and a majority of them possess advanced degrees in science or engineering fields.

     The Company has instituted a training and recruitment program to help ensure retention of high quality personnel and to enable it to respond to expanding customer needs. The Company's recruitment process brings new personnel to the Company through three avenues: (i) by the personal recommendation of SM&A employees, (ii) by recruiting persons with whom SM&A has done business in the past and who are well acquainted with the Company's work ethic and employment standards, and (iii) by considering persons who become acquainted with SM&A through its advertising campaign which has, over the past year, encouraged qualified persons to submit their resumes for consideration.

     Successful candidates are then brought into the SM&A training class. The SM&A training process is a three day, formal process, conducted by three SM&A vice presidents for all SM&A employees upon hiring, with refresher courses as needed to maintain proficiency and keep employees abreast of advances in the SM&A process and applicable technologies. The course, conducted at SM&A headquarters, is highly interactive, with class size limited to five to ten persons. After two days of lectures and discussions on SM&A processes, and a review of case studies of recent SM&A managed proposals, the students are conducted through a fast-paced mock proposal exercise in which their ability to implement the SM&A process with both diligence (to stick to the proven process) and innovation (to use the process to create innovative solutions) is tested. The successful students are sent into the field. Despite new employees' extensive industry experience, they are introduced to the SM&A process at a relatively junior level.

     The performance of each SM&A employee is being constantly evaluated both by the SM&A team with whom the employee is working and by the client who has engaged SM&A. All clients know that SM&A executives are always on call to discuss any and all personnel issues. SM&A has maintained the highest standards of performance to ensure client satisfaction. The Company also attracts and motivates its professional and administrative staff by offering competitive packages of base and incentive compensation and benefits. An indication of the effectiveness of the recruitment, hiring and training process to pick the best people and to maintain their skills over the long term is that the 88.8% win rate for SM&A-managed proposals is being accomplished by a professional staff that is rapidly growing with only a 2.7% annual employee turnover rate from January 1, 1995 through December 31, 1997.

     The Company's employees are not represented by any labor union and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.

FACILITIES

     The Company occupies offices adjacent to the Orange County (John Wayne) International Airport in Newport Beach California. The Company has 19,487 square feet of total office space, divided into 3,897 square feet for the Company's executive management, 5,846 square feet for administration, 7,795 square feet for the in-house PDC, and 1,949 square feet is available for growth. The Company has a top secret facility clearance.

LEGAL PROCEEDINGS

     The Company is involved in routine litigation incidental to the conduct of its business. There are currently no material pending litigation proceedings to which the Company is a party or to which any of its property is subject.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The names, ages and positions held by the directors, executive officers and certain key employees of the Company as of December 31, 1997 are as follows:

             NAME                 AGE                          POSITION
Steven S. Myers...............    51      President, Chief Executive Officer and Chairman of
                                          the Board, Director
Kenneth W. Colbaugh...........    44      Executive Vice President, Chief Operating Officer
                                          and Director
Ronald A. Hunn................    49      Vice President, Chief Financial Officer and
                                          Secretary
Thomas F. Heinsheimer.........    58      Senior Vice President, Chief Scientist
James F. Madewell.............    64      Vice President, Business Development
Ajaykumar K. Patel............    37      Vice President, Operations
J. Christopher Lewis(1)(2)....    41      Director
James R. Mellor(1)(2).........    67      Director
Malcolm R. Currie.............    70      Director

-----------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     All directors hold office until the next annual meeting of shareholders or the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     Steven S. Myers founded the Company in 1982 and has been the President, Chief Executive Officer and Chairman of the Board of the Company since its incorporation in 1985. Prior to forming SM&A, Mr. Myers was Vice President of Marketing for Loral Data Systems and held several other key management positions with Ball Aerospace Systems Division, Fairchild Space and Electronics Company, and Watkins-Johnson Company. Mr. Myers holds a B.S. degree in mathematics from Stanford University.

     Kenneth W. Colbaugh, a director of the Company, has served in such capacity and has been an Executive Vice President and Chief Operating Officer of the Company since January 1990. Mr. Colbaugh previously held numerous management positions with Lockheed Corporation, including Director of Program Management on the Advanced Solid Rocket Motor Program. Mr. Colbaugh is a graduate of the Lockheed Management Institute and Lockheed Advanced Management Institute. Mr. Colbaugh holds a B.S. degree in business from San Jose State University.

     Ronald A. Hunn has served as Vice President and Chief Financial Officer of the Company since September 1995, and since August 1997 has served as Secretary of the Company. Mr. Hunn joined the Company in April 1992 as its Controller and Chief Accounting Officer. Mr. Hunn's professional career includes twenty four years of experience in all aspects of accounting, information systems and financial management. From 1987 to 1991, Mr. Hunn held a number of management positions with Xidex Magnetics, a producer of rigid and flexible disc media, most recently as the Vice President and Corporate Controller. Xidex was an independent public company until the August 1988 acquisition by Anacomp, Inc. From 1984 until 1987, Mr. Hunn served as the Controller of Xebec Corporation, a publicly traded manufacturer of disc drive controllers and memory storage subsystems. Mr. Hunn holds a B.A. in financial accounting from National University.

     Thomas F. Heinsheimer, Ph.D. has served as the Company's Senior Vice President and Chief Scientist since joining the Company in 1989. Dr. Heinsheimer began his career on Project Mercury at General Dynamics in 1960 and then at the Massachusetts Institute of Technology Instrumentation Laboratory on Project Apollo. He has worked with Israel Aircraft Industries, the French Space Administration and the

Soviet (now Russian) Academy of Sciences on a number of international scientific programs. He was a participant in the planning and implementation of the Defense Support Program while at the Aerospace Corporation, and served as Vice President for Space Systems at Titan Systems Inc. He has designed, built and piloted experimental balloon systems for scientific research that hold over 20 national and world ballooning records. Dr. Heinsheimer holds a B.S.E.E. from the Massachusetts Institute of Technology and a Ph.D. in atmospheric physics from the University of Paris. He is a seven-term Councilman and former Mayor of Rolling Hills, California.

     James F. Madewell, Vice President -- Business Development, joined the Company in August 1997. Mr. Madewell retired from Lockheed Martin Corporation in July 1997 where he had served as Vice President -- Business Development for the Lockheed Martin Corporation Aeronautics Sector since 1995. Prior to that, Mr. Madewell was appointed Vice President -- Group Business Strategy for Lockheed Aeronautical Systems Group in August, 1994. From 1992 until 1994, he held the position of Vice President and director of Advanced Programs at the Lockheed Space Operations Company. He is a graduate of the Lockheed Executive Institute and the Rockwell Executive Institute. Mr. Madewell is a Registered Professional Engineer. Mr. Madewell holds a B.S.M.E. from the University of Houston and an M.S. in engineering from the University of Alabama.

     Ajaykumar K. Patel has served as the Company's Vice President -- Operations since July 1997. Mr. Patel joined the Company in January 1994 as Director of Marketing for the Department of Energy and Environmental Services. Mr. Patel's professional career includes over fifteen years of experience in systems engineering, business development, finance and company operations in the aerospace, environmental and software industries. Prior to joining the Company, Mr. Patel served as Vice President and Director of Business Development for Weiss Associates, an environmental engineering firm from January 1993 until January 1994. Mr. Patel holds an M.B.A. in finance and strategic planning from the University of Southern California and a B.S. degree in physics from The Johns Hopkins University.

     J. Christopher Lewis was elected a director of the Company in September 1996. Since 1982, Mr. Lewis has been a general partner of Riordan, Lewis & Haden, a Los Angeles based partnership which invests in management buy-out and venture capital transactions. Mr. Lewis also serves as a director of California Beach Restaurants, Inc., Tetra Tech, Inc., PIA Merchandising Services, Inc., Data Processing Resources Corporation and several private companies. Mr. Lewis holds a B.A. in accounting and finance and an M.B.A. in finance from the University of Southern California.

     James R. Mellor was appointed a director of the Company in December 1997. Mr. Mellor retired from the office of Chairman and Chief Executive Officer of General Dynamics in May 1997; he continues to serve on the General Dynamics Board of Directors and as a consultant to the Company. Mr. Mellor was elected Chairman of General Dynamics in May 1994. He had served as President and Chief Executive Officer since May 1993, and as President and Chief Operating Officer since January 1991. He is presently on the Board of Directors of Aeromovel USA Inc., Bergen Brunswig Corporation, Computer Sciences Corporation, General Dynamics Corporation, IDT, Kerr Group Inc., Pinkerton Inc., Scripps Research Institute, and U.S. Surgical Corporation. He is a member of the National Advisory Committee of the University of Michigan, and is currently a Member of the United States-Egypt President's Council, as well as several other professional and social organizations. Mr. Mellor holds a B.S. degree in electrical engineering and mathematics and a Masters of Science degree from the University of Michigan.

     Malcolm R. Currie was appointed a director of the Company in December 1997. Mr. Currie serves as Chief Executive Officer of Currie Technologies, Inc. Mr. Currie served as Chairman and Chief Executive Officer of Hughes Aircraft Company from March 1988 until his retirement in July 1992. From January 1976 until March 1988, Mr. Currie served as President and Chief Executive Officer of Delco Electronics. From 1973 until 1977 Mr. Currie served as Under Secretary of Defense for Research and Engineering. He presently serves on the boards of directors of Unocal Corporation, Investment Company of America, LSI Logic Corporation, U.S. Electricar and Moltech Corp., and as President of the Board of Trustees of the University of Southern California. Mr. Currie holds a B.A. in physics and a Ph.D. in engineering physics from the University of California at Berkley.

DIRECTOR COMPENSATION

     The Company's nonemployee directors receive $1,000 for each board or committee meeting attended and are reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

BOARD COMMITTEES; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors has established an Audit Committee and a Compensation Committee.

     The Audit Committee, which consists of Messrs. Lewis and Mellor, reviews the adequacy of internal controls and the results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee will meet periodically with management and the Company's independent auditors.

     The Compensation Committee, which consists of Messrs. Lewis and Mellor, establishes salaries and other forms of compensation for officers and other employees of the Company and will administer the Company's option plans. During the years ended December 31, 1996 and 1997, the Company's Board of Directors established levels of compensation for certain of the Company's executive officers without the involvement of the Compensation Committee, as the Compensation Committee had not yet been formed during those periods. Mr. Myers, the Company's President, Chief Executive Officer, and Chairman of the Board, Kenneth W. Colbaugh, the Company's Executive Vice President, Chief Operating Officer and a director of the Company and Paula K. Myers, then serving as a Vice President, Secretary and a director of the Company, participated in the deliberations regarding executive compensation for 1996 and 1997. Mr. Myers, Mr. Colbaugh and Mr. Lewis, a director of the Company, participated in the deliberations regarding executive compensation for 1998.

     In November 1997, the Company entered into Indemnification Agreements with all of its directors and executive officers, including Mr. Myers and Mr. Colbaugh, providing for indemnification rights in certain circumstances. See "Management -- Indemnification of Officers and Directors." In November 1997, the Company entered into Executive Employment Agreements with Mr. Myers and Mr. Colbaugh. See "Management -- Employment Agreements."

     The terms of the Bank Facility provide for the maintenance of certain financial covenants. The Company has obtained a waiver from the bank from compliance with certain of the covenants, the principal covenant being the Company's tangible net worth requirement of $(4,450,000) at December 31, 1997. The waiver is conditioned upon the Company completing an Initial Public Offering. If the Company does not complete an Initial Public Offering, the Company's principal shareholder has agreed to provide an amount to the Company, in the form of subordinated debt, to enable the Company to comply with the covenants.

     In October 1997, Paula K. Myers resigned from all her positions with the Company, including those as a director and Secretary. Mrs. Myers was paid compensation from the Company totalling $550,000, $150,000 and $81,000, respectively, during the Company's fiscal years ended December 31, 1995, 1996 and 1997.

     In January 1997, the Company repurchased 1,995,125 shares of its Common Stock representing 13.4% of its then outstanding Common Stock from the following officers of the Company: Steven S. Myers, Kenneth W. Colbaugh, Thomas F. Heinsheimer, Charles A. Cullian, and John W. Montgomery, for an aggregate purchase price of $5,863,000.

     In January 1997, the Company sold its Hawker 800 aircraft (the "Aircraft") to Summit Aviation, Inc. ("Summit"), a company wholly owned by Steven S. Myers, for a sales price of $5,635,000. Concurrent with the sale, Summit assumed $5,630,000 of the Company's long-term notes payable bearing interest rates of 7.30% and 10.07% per annum, and Summit paid the Company $5,000 in cash. The Aircraft was purchased by the Company in April 1996 for $5,788,000. The sales price of the Aircraft was based on a determination of its fair market value by an independent source and approved by the Company's Board of Directors. The Company charters the Aircraft from time to time as required in connection with Company business through an independent air service chartering company. During the period from the Aircraft's purchase by Summit through December 31, 1997, the Company incurred $444,000 in charter fees for the Aircraft. The terms of use and charter rates paid by the Company concerning the Aircraft are established by the air service chartering company and are considered by the Company to be competitive with charter rates and on terms as favorable as those from unaffiliated third parties for similar aircraft.

     In September 1997, the Company made a short term advance of $700,000 to Steven S. Myers to cover a tax liability which Mr. Myers was required to pay. Mr. Myers repaid the advance in full on October 1, 1997 plus interest accrued at 7.30% per annum. In December 1996, Steven S. Myers borrowed $632,000 from the Company under the terms of a promissory note (the "Myers Note"). The Myers Note provides for interest at the rate of 7.30% per annum and all amounts thereunder are due and payable on February 1, 1998. As of December 31, 1997, there was a total of $679,000 in principal and unpaid interest due under the Myers Note.

     In December 1996, the Company borrowed $667,000 from Steven and Paula Myers under the terms of a promissory note (the "Company Note"). The Company Note provided for interest at the rate of 7.30% per annum and all amounts thereunder were due and payable on January 31, 1998. In January 1997, in connection with the sale of the Aircraft to Summit, all obligations under the Company Note were assumed by Summit.

     In May 1995, Steven and Paula Myers guaranteed the Company's obligations under a promissory note in the original principal amount of $560,000, which was incurred to finance the acquisition of the Company's Rockwell Commander Aircraft. The note bears interest at an annual rate of 10.74% and, as of December 31, 1997, had an outstanding principal balance of $517,000. The note is payable in monthly installments, expires in 2010 and is secured by the aircraft.

     During 1994, the Company wrote off $1,716,000 of receivables from CKC, an affiliate of the Company. This write-off represented the Company's termination of its affiliation with CKC and the amount written off represented all amounts previously due from CKC. This amount consists of rent, labor charges and unsecured advances to CKC. Steven S. Myers, the Company's President, Chief Executive Officer and Chairman of the Board was a controlling shareholder, director and officer, and Paula K. Myers and Kenneth W. Colbaugh were each directors and shareholders of both CKC and the Company during the transactions and periods described above.

     In January 1993, Kenneth W. Colbaugh purchased Common Stock from the Company as part of the Company's employee equity ownership program. In connection with the purchase of shares by Mr. Colbaugh, he became indebted to the Company under the terms of a Note Secured by Stock Pledge Agreement in the original principal amount of $316,000 (the "Colbaugh Note"). The Colbaugh Note provided for interest at a rate of 7.30% per annum, periodic payments out of Company income distributions to Mr. Colbaugh, and that all amounts due thereunder were due and payable in January 2003. In January 1997, Mr. Colbaugh paid in full all amounts owing under the Colbaugh Note.

     In September 1996, J. Christopher Lewis, a director of the Company and a member of the Compensation Committee, and certain affiliates, purchased an aggregate of 1,702,444 shares of the Company's Common Stock from other shareholders of the Company for an aggregate purchase price of $5,000,000, or $2.94 per share. Mr. Lewis was not affiliated with the Company at the time of the purchase and the price was determined in an arms length negotiation. Following the consummation of the stock acquisition, Mr. Lewis became a director of the Company. Mr. Lewis is the sole trustee of a trust which holds shares in the Company. See "Certain Transactions."

     The Company has agreed to pay the expenses of the Selling Shareholders in connection with the Offering, other than Underwriting Discounts and Commissions.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Company in all capacities during the years ended December 31, 1996 and 1997 to the Company's Chief Executive Officer and to each of the three other most highly compensated executive officers whose total salary and bonus for 1996 and 1997, respectively exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                          ANNUAL COMPENSATION(1)
                                                               FISCAL     -----------------------
                 NAME AND PRINCIPAL POSITION                    YEAR       SALARY        BONUS
Steven S. Myers                                                 1997      $559,000     $       --
  President and Chief Executive Officer                         1996       490,000      3,487,325

Kenneth W. Colbaugh                                             1997       360,000        692,551
  Executive Vice President and                                  1996       360,000        689,364
  Chief Operating Officer

Thomas F. Heinsheimer                                           1997       120,000        339,747
  Senior Vice President                                         1996        75,000        390,246

Ronald A. Hunn                                                  1997       160,000         53,861
  Vice President, Chief Financial Officer and Secretary         1996       171,000         60,494

Paula K. Myers(2)                                               1997        81,000             --
                                                                1996       150,000             --

-----------------------------

(1) Excludes perquisites and other personal benefits that, in the aggregate, do not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.

(2) Paula K. Myers resigned from her positions as Senior Vice President and Secretary of the Company in October 1997. Ronald A. Hunn was appointed Secretary of the Company upon the resignation of Paula K. Myers.

STOCK OPTIONS

     The Company did not grant stock options or stock appreciation rights during the year ended December 31, 1997. The Company intends to grant to certain employees and directors options to purchase 790,000 shares of Common Stock, including options to purchase 32,000 shares to Mr. Heinsheimer and 12,000 shares to Mr. Hunn upon the consummation of this Offering. All options will be granted with an exercise price per share equal to the initial public offering price.

1997 STOCK OPTION PLAN

     The Company's 1997 Stock Option Plan (the "1997 Stock Option Plan") is administered by the Compensation Committee of the Board of Directors, which has the discretion and authority, consistent with the provisions of the 1997 Stock Option Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options.

     The Company's 1997 Stock Option Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options") and nonstatutory options. Under the 1997 Stock Option Plan, options covering an aggregate of 1,500,000 shares of the Company's Common Stock may be granted, in each case to directors, employees and consultants of the Company, except that Incentive Stock Options may not be granted to nonemployee directors or nonemployee consultants. The exercise price of Incentive Stock Options must not be less than the fair market value of a share of Common Stock on the date the option is granted (110% with respect to optionees who own at least 10% of the outstanding Common Stock). The Company's Compensation Committee has the authority to determine the time or times at which options granted under the 1997 Stock Option Plan become exercisable, provided that options expire no later than ten years from the date of grant. Options are nontransferable, other than by will and the laws of descent and distribution, and generally may be exercised only by an employee while employed by the Company or within 90 days after termination of employment (one year for termination resulting from death or disability). The 1997 Stock Option Plan terminates in October 2007. As of December 31, 1997, there were no options to purchase shares of Common Stock outstanding under the 1997 Stock Option Plan. It is currently intended that options to purchase 790,000 shares will be granted to certain employees and directors of the Company upon the consummation of this Offering with an exercise price per share equal to the initial public offering price.

BONUS PLAN

     In November 1997, the Company's Board of Directors adopted an annual executive bonus plan (the "Executive Bonus Plan") under which participating executive officers of the Company are eligible to receive bonus payments. The Executive Bonus Plan is administered by the Company's Compensation Committee. The Board of Directors currently has the discretion to designate eligible participants under the Executive Bonus Plan and initially designated Mr. Myers and Mr. Colbaugh as eligible participants.

     Bonus awards are determined based on a consideration of the achievement of certain performance targets by the Company as well as the individual performance of each participant. At the beginning of each fiscal year, performance targets are established based on measures of operating income, earnings per share and/or other factors considered relevant by the Compensation Committee (calculated without regard to awards to be paid under the Executive Bonus Plan). Under the current terms of the Executive Bonus Plan, the maximum annual bonus payable to Mr. Myers and Mr. Colbaugh are $900,000 and $450,000, respectively.

EMPLOYMENT AGREEMENTS

     In November 1997, the Company entered into an employment agreement with each of (i) Steven S. Myers, President, the Chief Executive Officer and Chairman of the Board of the Company, and (ii) Kenneth W. Colbaugh, the Executive Vice President, Chief Operating Officer and a director of the Company. Each employment agreement provides for a two year term, participation in the Company's Executive Bonus Plan, and a severance benefit payment equal to twice the annual salary upon a termination of the employee by the Company without "cause." The annual salary of Mr. Myers and Mr. Colbaugh under their respective employment agreements is $900,000 and $450,000, respectively.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide that the liability of the Company's directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction for which a director derived an improper personal benefit; (iv) for acts or omission that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) with respect to certain transactions, or the approval of transactions in which a director has a material financial interest; and (vii) expressly imposed by statute, for approval of certain improper distributions to shareholders or certain loans or guarantees.

     The Articles also provide that the Company is authorized to provide indemnification to its agents (as defined in Section 317 of the California Corporations Code), through the Company's Bylaws or through agreements with such agents or both, for breach of duty to the Company and its shareholders, in excess of the indemnification to agents or both, for breach of duty to the Company and its shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

     The Bylaws of the Company provide for indemnification of the Company's officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. The Bylaws further provide that no indemnification shall be made in the case of a derivative suit in respect to any claim as to which such person has been adjudged to be liable to the corporation, except with court approval, nor shall indemnification be made for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval. Indemnification under the Bylaws is mandatory in the case of an agent of the Company (present or past) who is successful on the merits in defense of a suit against him or her in such capacity. In all other cases where indemnification is permitted by the Bylaws, a determination to indemnify such person must be made by a majority of a quorum of disinterested directors, a majority of disinterested shareholders, or the court in which the suit is pending.

     The Company has entered into agreements to indemnify its directors and executive officers in addition to the indemnification provided for in the Articles of Incorporation and Bylaws. Among other things, these agreements provide that the Company will indemnify, subject to certain requirements, each of the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services by such person as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

                              CERTAIN TRANSACTIONS

     In November 1997, the Company entered into Indemnification Agreements with all of its directors and executive officers providing for indemnification rights in certain circumstances. See "Management -- Indemnification of Officers and Directors."

     In November 1997, the Company entered into Executive Employment Agreements with (i) Mr. Steven S. Myers, the President, Chief Executive Officer and Chairman of the Board of the Company, and (ii) Mr. Kenneth W. Colbaugh, the Executive Vice President, Chief Operating Officer and a director of the Company. The Executive Employment Agreements were approved by the Company's Board of Directors. See "Management -- Employment Agreements."

     The terms of the Bank Financing provide for the maintenance of certain financial covenants. The Company has obtained a waiver from the bank from compliance with certain of the covenants, the principal covenant being the Company's tangible net worth requirement of $(4,450,000) at December 31, 1997. The waiver is conditioned upon the Company completing an Initial Public Offering. If the Company does not complete an Initial Public Offering, the Company's principal shareholder has agreed to provide an amount to the Company, in the form of subordinated debt, to enable the Company to comply with the covenants.

     Paula K. Myers, the wife of Steven S. Myers, has served in various executive capacities to the Company since its founding, recently serving as a director, Vice President and Secretary of the Company. In October 1997, Mrs. Myers resigned from all her positions with the Company, including those as a director and Secretary. Mrs. Myers was paid compensation from the Company totalling $550,000, $150,000 and $81,000, respectively, during the Company's fiscal years ended December 31, 1995, 1996 and 1997.

     In January 1997, the Company repurchased 1,995,125 shares of its Common Stock representing 13.4% of its then outstanding Common Stock from the following officers of the Company: Steven S. Myers, Kenneth W. Colbaugh, Thomas F. Heinsheimer, Charles A. Cullian, and John W. Montgomery, for an aggregate purchase price of $5,863,000, or $2.94 per share. The purchase price was determined based on the price paid by outside investors in a recent purchase of Common Stock from certain shareholders of the Company.

     In January 1997, the Company sold its Hawker 800 aircraft (the "Aircraft") to Summit Aviation, Inc. ("Summit"), a company wholly owned by Steven S. Myers, for a sales price of $5,635,000. Concurrent with the sale, Summit assumed $5,630,000 of the Company's long-term notes payable bearing interest rate of

7.30% and 10.07% per annum, and Summit paid the Company $5,000 in cash. The Aircraft was purchased by the Company in April 1996 for $5,788,000. The sales price of the Aircraft was based on a determination of its fair market value by the Company's Board of Directors. The Company charters the Aircraft from time to time as required in connection with Company business through an independent air service chartering company. During the period from the Aircraft's purchase by Summit through December 31, 1997, the Company incurred $444,000 in charter fees for the Aircraft. The terms of use and charter rates paid by the Company concerning the Aircraft are established by the air service chartering company and are considered by the Company to be competitive with charter rates and on terms as favorable as those from unaffiliated third parties for similar aircraft.

     In September 1997, the Company made a short term advance of $700,000 to Steven S. Myers to cover a tax liability which Mr. Myers was required to pay. Mr. Myers repaid the advance in full on October 1, 1997 plus interest accrued at 7.3% per annum. In December 1996, Steven S. Myers borrowed $632,000 from the Company under the terms of a promissory note (the "Myers Note"). The Myers Note provides for interest at the rate of 7.30% per annum and all amounts thereunder are due and payable on February 1, 1998. As of December 31, 1997, there was a total of $679,000 in principal and unpaid interest due and owing under the Myers Note.

     In December 1996, the Company borrowed $667,000 from Steven and Paula Myers under the terms of a promissory note (the "Company Note"). The Company Note provided for interest at the rate of 7.30% per annum and all amounts thereunder were due and payable on January 31, 1998. In January 1997, in connection with the sale of the Aircraft to Summit, all obligations under the Company Note were assumed by Summit.

     In September 1996, J. Christopher Lewis, a director of the Company and a member of the Compensation Committee, and certain affiliates, purchased an aggregate of 1,702,444 shares of the Company's Common Stock from other shareholders of the Company for an aggregate purchase price of $5,000,000, or $2.94 per share. Mr. Lewis was not affiliated with the Company at the time of the purchase and the price was determined in an arms length negotiation. Following the consummation of the stock acquisition, Mr. Lewis became a director of the Company. Mr. Lewis is the sole trustee of a trust which holds shares in the Company.

     In May 1995, Steven and Paula Myers guaranteed the Company's obligations under a promissory note in the original principal amount of $560,000, which was incurred to finance the acquisition of the Company's Rockwell Commander Aircraft. The note bears interest at an annual rate of 10.74% and, as of December 31, 1997, had an outstanding principal balance of $517,000. The note is payable in monthly installments, expires in 2010 and is secured by the aircraft.

     During 1994, the Company wrote off $1,716,000 of receivables from CKC, an affiliate of the Company. This write-off represented the Company's termination of its affiliation with CKC and the amount written off represented all amounts previously due from CKC. This amount consists of rent, labor charges and unsecured advances to CKC. Steven S. Myers, the Company's President, Chief Executive Officer and Chairman of the Board was a controlling shareholder, director and officer, and Paula K. Myers and Kenneth W. Colbaugh were each directors and shareholders of both CKC and the Company during the transactions and periods described above.


     In January 1993, Kenneth W. Colbaugh purchased Common Stock from the Company as part of the Company's employee equity ownership program. In connection with the purchase of shares by Mr. Colbaugh, he became indebted to the Company under the terms of a Note Secured by Stock Pledge Agreement in the original principal amount of $316,000 (the "Colbaugh Note"). The Colbaugh Note provided for interest at a rate of 7.30% per annum, periodic payments out of Company income distributions to Mr. Colbaugh, and that all amounts due thereunder were due and payable in January 2003. In January 1997, Mr. Colbaugh paid in full all amounts owing under the Colbaugh Note.


     The Company has agreed to pay the expenses of the Selling Shareholders in connection with the Offering, other than Underwriting Discounts and Commissions.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1997 and as adjusted to reflect the sale of Common Stock Offered hereby, by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; (iv) each Selling Shareholder; and (v) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.


                                              SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                         OWNED AFTER
                                                    OFFERING          NUMBER OF           OFFERING
          NAME OF BENEFICIAL OWNER            --------------------   SHARES BEING   --------------------
         OR IDENTITY OF GROUP(1)(2)             NUMBER     PERCENT     OFFERED        NUMBER     PERCENT
Steven S. Myers and Paula K. Myers(3).......   8,921,580     69.2%       877,418     8,044,162     53.6%
Kenneth W. Colbaugh and Robin E.
  Colbaugh(3)...............................   1,115,076      8.6        109,590     1,005,486      6.7
Ronald A. Hunn and Linda E. Hunn(3).........     131,806      1.0         12,954       118,852        *
J. Christopher Lewis(4).....................   1,685,415     13.1              0     1,685,415     11.2
John W. Montgomery and Dian Y.
  Montgomery(3).............................     137,080      1.1         13,472       123,607        *
Thomas F. Heinsheimer and Julianne
  Heinsheimer(3)............................     234,981      1.8         23,094       211,887      1.4
Charles A. Cullian..........................     137,080      1.1         13,472       123,607        *
James R. Mellor.............................          --        *             --            --        *
Malcolm R. Currie...........................          --        *             --            --        *
All directors and executive officers as a
  group (8 persons).........................  12,088,848     93.7      1,023,056    11,065,802     73.8


-----------------------------

 *  less than one percent.

(1) The address of each person listed is c/o Steven Myers & Associates, Inc., 4695 MacArthur Court, Eighth Floor, Newport Beach, California 92660.

(2) Mr. Myers is the President, Chief Executive Officer, and Chairman of the Board of the Company; Mr. Colbaugh is the Executive Vice President, Chief Operating Officer and a director of the Company; Mr. Hunn is the Vice President, Chief Financial Officer and Secretary of the Company; Mr. Lewis is a director of the Company; and Messrs. Montgomery, Heinsheimer and Cullian are Vice Presidents of the Company.

(3) Includes shares over which shareholders have beneficial ownership as trustees.


(4) Includes shares over which Mr. Lewis has sole voting and investment power as trustee, which shares shall be transferred to RLH SM&A in connection with the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The following description of the Company's capital stock is qualified in all respects by reference to the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation"), which has been filed as an exhibit to the Registration Statement incorporating this Prospectus. As of December 31, 1997, there were 18 holders of the Company's Common Stock.

COMMON STOCK

     The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine, subject to any preferences which may be granted to the holders of Preferred Stock. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and may not cumulate their votes. The Common Stock is not entitled to preemptive rights and is not subject to redemption or conversion. Upon liquidation, dissolution or winding-up of the Company, the assets (if any) legally available for distribution to shareholders are distributable ratably among the holders of the Common Stock after payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this Offering will be, when issued and delivered, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without action by the holders of the Common Stock, may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock. The Board of Directors, without shareholder approval, can issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company has no present plans to issue any such shares. The issuance of shares of Preferred Stock could adversely affect the voting power of holder of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action.

TRANSFER AGENT AND REGISTRAR

     The stock transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 15,000,000 shares of Common Stock outstanding. All 3,150,000 shares sold pursuant to this Offering (assuming the overallotment option is not exercised) will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company (as that term is defined below). Any such affiliate would be subject to the resale limitations of Rule 144 adopted under the Securities Act.

     The remaining shares of outstanding Common Stock are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of a registration under the Securities Act unless an exemption from registration is available, including an exemption contained in Rule 144. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule
144) who has beneficially owned restricted securities, as that term is defined in Rule 144, for at least one year (including, in the case of a nonaffiliate holder, any period of ownership of preceding nonaffiliate holders) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale, provided that certain public information about the Company, as required by Rule 144, is then available and the seller complies with the manner of sale and notification requirements of the rule. A person who is not an affiliate and has not been an affiliate within three months prior to the sale and has, together with any previous owners who were not affiliates, beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations described above. None of the Restricted Shares are presently eligible for sale upon compliance with Rule 144(k).

     It is currently intended that, upon consummation of this Offering, options to purchase 790,000 shares of the Company's Common Stock will be granted to certain employees and directors of the Company pursuant to the 1997 Stock Option Plan. The Company intends to register on a registration statement on Form S-8, on or shortly after the date of this Prospectus, all 790,000 shares of Common Stock underlying the options that are then outstanding or issuable pursuant to the 1997 Stock Option Plan.

     No predictions can be made of the effect, if any, that future sales of shares of Common Stock, and grants of options to acquire shares of Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market prices of the Common Stock. See "Principal and Selling Shareholders," "Description of Capital Stock" and "Underwriting."

                                  UNDERWRITING

     Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Lehman Brothers Inc. are serving as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below:

                                                                            NUMBER OF
                                  UNDERWRITERS                               SHARES
        ----------------------------------------------------------------    ---------
        Donaldson, Lufkin & Jenrette Securities Corporation.............
        Lehman Brothers Inc. ...........................................

                                                                            ---------
             Total......................................................    3,150,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock (other than the shares of Common Stock covered by the Underwriters' over-allotment option described below) must be so purchased.

     Prior to this Offering, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the performance and ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this Offering and the recent market prices of securities of generally comparable companies. The estimated initial public Offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not
to exceed $          per share. The Underwriters may allow, and such dealers may
reallow, discounts not in excess of $          per share to any other
Underwriter and certain other dealers. After this Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Selling Shareholders have granted to the Underwriters an option to purchase up to an aggregate of 472,500 additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase from the Company and the Selling Shareholders on a pro rata basis a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company, and each of its directors, executive officers and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, subject to certain limited exceptions, and provided that the Company may grant options pursuant to, and issue shares of Common Stock upon the exercise of options under the 1997 Stock Option Plan. See "Shares Eligible for Future Sale."

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Representatives have informed the Company and the Selling Shareholders that they do not expect to make sales to accounts over which they exercise discretionary authority without prior specific written approval of the client.

     The Common Stock has been approved for listing on the Nasdaq National Market ("Nasdaq") under the symbol "WINS," pending notification of issuance.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Rutan & Tucker, LLP, Costa Mesa, California. Certain matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.

                                    EXPERTS

     The financial statements of the Company at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. While all material elements of the contracts and documents referenced in this Prospectus are contained herein, statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the full text of such contract or other document which is filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 50 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the charges prescribed by the Commission.

     The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's address on the World Wide Web is http://www.sec.gov.

     The Company intends to distribute to its shareholders annual reports containing financial statements audited by the Company's independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Balance Sheets -- December 31, 1996 and 1997..........................................  F-3
Statements of Earnings -- Years ended December 31, 1995, 1996 and 1997................  F-4
Statements of Shareholders' Equity -- Years ended December 31, 1995, 1996 and 1997....  F-5
Statements of Cash Flows -- Years ended December 31, 1995, 1996 and 1997..............  F-6
Notes to Financial Statements.........................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Steven Myers & Associates, Inc.:

     We have audited the accompanying balance sheets of Steven Myers & Associates, Inc. as of December 31, 1996 and 1997 and the related statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steven Myers & Associates, Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Orange County, California

January 9, 1998, except for the


common stock conversion


discussed in Note 5


as to which the date is


January 21, 1998

                        STEVEN MYERS & ASSOCIATES, INC.

                                 BALANCE SHEETS


                                                                           DECEMBER 31,
                                                                    ---------------------------
                         ASSETS (NOTE 4)                               1996            1997
Current assets:
  Cash............................................................  $ 1,927,000     $   150,000
  Accounts receivable, net of allowance of $27,000 and $0 at
     December 31, 1996 and 1997, respectively.....................    3,637,000       4,245,000
  Other accounts receivable.......................................      186,000           8,000
  Prepaid expenses and other current assets.......................       45,000         414,000
                                                                    -----------     -----------
          Total current assets....................................    5,795,000       4,817,000
Property and equipment, net (notes 3 and 4).......................    5,869,000         378,000
Other assets......................................................      156,000         136,000
                                                                    -----------     -----------
                                                                    $11,820,000     $ 5,331,000
                                                                    ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................  $   367,000     $   333,000
  Current portion of long-term debt (note 4)......................    1,259,000         786,000
  Accrued salaries, wages and payroll taxes.......................    3,839,000       2,574,000
  Accrued bonus...................................................      474,000         736,000
  Other liabilities...............................................      135,000         287,000
                                                                    -----------     -----------
          Total current liabilities...............................    6,074,000       4,716,000
Long-term debt, excluding current portion (note 4)................    4,991,000       6,943,000
                                                                    -----------     -----------
          Total liabilities.......................................   11,065,000      11,659,000
Shareholders' equity (deficit) (note 5):
  Common stock, no par value. Authorized 50,000,000 shares of common stock; issued and outstanding 14,895,000 and
     12,900,000, at December 31, 1996 and 1997, respectively......        5,000           5,000
  Additional paid-in capital......................................      316,000         316,000
  Stock subscription note receivable (note 2).....................      (51,000)             --
  Due from shareholder (note 2)...................................     (632,000)       (679,000)
  Retained earnings (accumulated deficit).........................    1,117,000      (5,970,000)
                                                                    -----------     -----------
          Total shareholders' equity (deficit)....................      755,000      (6,328,000)
Commitments (notes 4 and 7).......................................
                                                                    -----------     -----------
                                                                    $11,820,000     $ 5,331,000
                                                                    ===========     ===========


                See accompanying notes to financial statements.

                        STEVEN MYERS & ASSOCIATES, INC.

                             STATEMENTS OF EARNINGS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1996          1997
Net revenues............................................  $20,777,000   $25,699,000   $36,962,000
Cost of revenues........................................   12,313,000    14,512,000    20,529,000
                                                          -----------   -----------   -----------
          Gross profit..................................    8,464,000    11,187,000    16,433,000
Selling, general and administrative expenses (note 9)...    7,793,000    10,749,000     6,927,000
                                                          -----------   -----------   -----------
          Operating income..............................      671,000       438,000     9,506,000
Other expense (income):
  Interest expense......................................       62,000       420,000       505,000
  Other (income) expense, net...........................      (69,000)     (556,000)       37,000
                                                          -----------   -----------   -----------
          Earnings before income taxes..................      678,000       574,000     8,964,000
Income tax expense (note 6).............................       10,000         9,000       147,000
                                                          -----------   -----------   -----------
          Net earnings..................................  $   668,000   $   565,000   $ 8,817,000
                                                          ===========   ===========   ===========

                See accompanying notes to financial statements.
================================================================================

PRO FORMA SUPPLEMENTAL DATA (UNAUDITED):

Historical earnings before income taxes..............................   $   574,000   $ 8,964,000
Pro forma adjustment to selling, general and administrative
expenses.............................................................     2,475,000    (1,007,000)
                                                                        -----------   -----------
Pro forma earnings before income taxes...............................     3,049,000     7,957,000
Pro forma income tax expense.........................................     1,219,000     3,183,000
                                                                        -----------   -----------
          Pro forma net earnings.....................................   $ 1,830,000   $ 4,774,000
                                                                         ==========    ==========
          Pro forma earnings per share...............................   $       .12   $       .37
                                                                         ==========    ==========
          Weighted average common shares used in the calculation of
            pro forma supplemental net income per share..............    14,893,000    12,948,000
                                                                         ==========    ==========

     The pro forma adjustments include the elimination of salaries and bonuses paid to three principal executive officers (which have historically been included in selling, general, and administrative expenses) in excess of $2.7 million in the aggregate (the maximum salaries and bonuses payable for 1998 under the Executive Compensation Program) and adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation.

     Pro forma share and per share amounts reflect a conversion of all outstanding shares of Series A and Series B common stock of the Company into an aggregate of 12.9 million shares of common stock to be effected upon the consummation of the initial public offering.

     Supplemental net income per share has been computed by dividing supplemental net income by the weighted average number of shares of common stock outstanding during the period. Supplemental net income per share information is calculated under Statement of Financial Accounting Standard No. 128, "Earnings per Share."

                        STEVEN MYERS & ASSOCIATES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                  COMMON STOCK
                                    (NOTE 5)                            STOCK                         RETAINED          TOTAL
                              ---------------------    ADDITIONAL    SUBSCRIPTION        DUE          EARNINGS      SHAREHOLDERS'
                                SHARES                  PAID-IN          NOTE           FROM        (ACCUMULATED       EQUITY
                              OUTSTANDING    AMOUNT     CAPITAL       RECEIVABLE     SHAREHOLDER      DEFICIT)        (DEFICIT)
                              -----------    ------    ----------    ------------    -----------    ------------    -------------
Balance at December 31,
  1994, as previously
  reported..................   1,172,000     5,000       316,000        (303,000)             --         96,000           114,000

Exchange of shares..........  14,895,000        --            --              --              --             --                --
Net earnings................          --        --            --              --              --        668,000           668,000
Collection of stock
  subscription receivable...          --        --            --          89,000              --             --            89,000
Tax-free distribution.......          --        --            --           9,000              --       (212,000)         (203,000)
                              ----------     ------     --------      ----------     -----------    -----------      ------------
Balance at December 31,
  1995......................  14,895,000     5,000       316,000        (205,000)             --        552,000           668,000
Net earnings................          --        --            --              --              --        565,000           565,000
Note due from shareholder
  (note 2)..................          --        --            --              --        (632,000)            --          (632,000)
Collection of stock
  subscription receivable...          --        --            --         154,000              --             --           154,000
                              ----------     ------     --------      ----------     -----------    -----------      ------------
Balance at December 31,
  1996......................  14,895,000     5,000       316,000         (51,000)       (632,000)     1,117,000           755,000
Net earnings................          --        --            --              --              --      8,817,000         8,817,000
Collection of stock
  subscription receivable...          --        --            --          51,000              --             --            51,000
Note due from shareholder
  (note 2)..................          --        --            --              --         (47,000)            --           (47,000)
Dividends declared (note
  9)........................          --        --            --              --              --    (10,041,000)      (10,041,000)
Repurchase and retirement of
  common stock..............  (1,995,000)       --            --              --              --     (5,863,000)       (5,863,000)
                              ----------     ------     --------      ----------     -----------    -----------      ------------
Balance at December 31,
  1997......................  12,900,000     $5,000     $316,000      $       --     $  (679,000)   $(5,970,000)     $ (6,328,000)
                              ==========     ======     ========      ==========     ===========    ===========      ============


                See accompanying notes to financial statements.

                        STEVEN MYERS & ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                          1995           1996             1997
Cash flows from operating activities:
  Net earnings......................................    $ 668,000     $   565,000     $  8,817,000
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Provision for doubtful accounts................           --          27,000          (27,000)
     Depreciation and amortization..................      175,000         448,000          139,000
     Gain on sale of fixed asset....................           --              --         (137,000)
     Changes in assets and liabilities:
       Accounts receivable..........................     (713,000)     (1,377,000)        (581,000)
       Other accounts receivables...................       (2,000)       (183,000)         178,000
       Prepaid expenses and other current assets....      (18,000)        (20,000)        (369,000)
       Other assets.................................       (3,000)       (133,000)          20,000
       Accounts payable.............................      (34,000)        300,000          (34,000)
       Accrued salaries, wages and payroll taxes....      408,000       2,487,000       (1,265,000)
       Accrued bonus................................       14,000         132,000          262,000
       Other liabilities............................     (292,000)        135,000          152,000
                                                        ---------     -----------     ------------
          Net cash provided by operating
            activities..............................      203,000       2,381,000        7,155,000
                                                        ---------     -----------     ------------
Cash flows from investing activities:
  Net purchases of property and equipment...........     (325,000)     (5,890,000)        (146,000)
  Proceeds from sale of fixed assets................           --              --            6,000
  Due to (from) shareholder.........................      200,000        (632,000)         (47,000)
                                                        ---------     -----------     ------------
          Net cash used in investing activities.....     (125,000)     (6,522,000)        (187,000)
                                                        ---------     -----------     ------------
Cash flows from financing activities:
  Increase in long-term debt........................       63,000       5,645,000        7,108,000
  Distribution to shareholders......................     (212,000)             --      (10,041,000)
  Repurchase of common stock........................           --              --       (5,863,000)
  Decrease in stock subscription note receivable....       98,000         154,000           51,000
                                                        ---------     -----------     ------------
          Net cash provided by (used in) financing
            activities..............................      (51,000)      5,799,000       (8,745,000)
                                                        ---------     -----------     ------------
          Net increase (decrease) in cash...........       27,000       1,658,000       (1,777,000)
Cash at beginning of period.........................      242,000         269,000        1,927,000
                                                        ---------     -----------     ------------
Cash at end of period...............................    $ 269,000     $ 1,927,000     $    150,000
                                                        =========     ===========     ============
Supplemental disclosures:
  Cash paid during the year for:
     Interest.......................................    $  64,000     $   421,000     $    505,000
     Income taxes...................................    $   1,000     $        --     $    100,000
                                                        =========     ===========     ============

Supplemental schedule of noncash investing activity:

     In 1997, the Company sold the Hawker Jet to an affiliated company for $5,635,000. Terms of payment included $5,000 cash and transfer of the related long-term notes payable of $5,630,000 (note 4).

                See accompanying notes to financial statements.

                        STEVEN MYERS & ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Steven Myers & Associates, Inc. (the Company) was incorporated in California on January 25, 1985. The Company's primary business is providing proposal management and contract support services.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation is calculated using the double declining and straight-line method over the estimated useful lives of the assets. Estimated useful lives range from five to ten years.

  Revenue Recognition

     The Company derives most of its revenue from professional service activities. The majority of these activities are provided under "time and expenses" billing arrangements, and revenues are recorded as work is performed. Revenues are directly related to the total number of hours billed to clients and the associated hourly billing rates. Revenues are also derived from success fees offered to clients as a pricing option, and recorded as revenue only upon the attainment of the specified incentive criteria. This success fee is billable by the Company when a contract is won by the client.

  Income Taxes

     The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and similar statutes in the state of California. Accordingly, the Company's taxable income is treated as if it were distributed to the shareholders, who are responsible for payment of taxes thereon. Additionally, in accordance with state laws regarding S corporations, the Company is subject to a 1.5% California franchise tax. Deferred taxes are provided on items for which there are temporary differences in recording such items for financial and income tax reporting purposes.

  Fair Value of Financial Instruments

     The carrying value of cash, accounts receivable, other accounts receivables, accounts payable and other accrued liabilities are measured at cost which approximates their fair value.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Supplemental Net Income per Share

     Historical net income per common share is not presented because it is not meaningful.

(2) STOCK SUBSCRIPTION NOTE RECEIVABLE AND DUE FROM SHAREHOLDER

     In 1993, the Company entered into a stock subscription agreement with an officer of the Company for common stock valued at $316,000. Included in the accompanying balance sheet is a stock subscription

                        STEVEN MYERS & ASSOCIATES, INC.

receivable balance of $51,000 at December 31, 1996. The stock subscription receivable balance was paid in full during 1997.

     Included in shareholders' equity at December 31, 1996 and 1997 are amounts due from an officer and principal shareholder of the Company totaling $632,000 and $679,000, respectively. The incremental increase of $47,000 represents interest accrued at a rate of 7.3%. This balance is to be paid by February 1, 1998 by offsetting dividends to the shareholder against the receivable.

(3) PROPERTY AND EQUIPMENT

     A summary of property and equipment follows:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                               1996            1997
        Aircraft and automobile...........................  $ 6,746,000     $   958,000
        Furniture and equipment...........................      385,000         511,000
        Leasehold improvements............................           --          19,000
                                                            -----------     -----------
                                                              7,131,000       1,488,000
        Less accumulated depreciation.....................   (1,262,000)     (1,110,000)
                                                            -----------     -----------
                                                            $ 5,869,000     $   378,000
                                                            ===========     ===========

(4) DEBT

     In 1995, the Company refinanced an aircraft loan for the corporate aircraft (Turbo Commander). The new agreement provided for a long-term note in the principal amount of $560,000, of which there was a remaining principal balance of $536,000 and $517,000 at December 31, 1996 and 1997, respectively. The note bears annual interest at a fixed rate of 10.74% and is payable monthly, expiring in June 2010. The note is secured by the aircraft.

     In April 1996, the Company purchased a Hawker 800 jet for $5,788,000 and financed the purchase through a bank. The financing arrangement consisted of a note in the amount of $4,962,000 bearing interest at 10.07%, payable annually, with the full principle balance due and payable in April 2001. The note is secured by the Hawker jet. In January 1997, the Company sold the Hawker jet to a company which is owned by an officer and principal shareholder.

     The Company also financed the acquisition of an automobile and certain office equipment through capital leases. These leases bear interest at 7.25% and 15.71%, respectively, and are payable monthly. Future minimum lease payments under these capital lease agreements as of December 31, 1997 are as follows:

        Year ending December 31:
          1998............................................................  $ 32,000
          1999............................................................    31,000
          2000............................................................    10,000
                                                                            --------
                                                                              73,000
        Less amount representing interest.................................   (10,000)
                                                                            --------
             Present value of minimum lease payments......................    63,000
        Less current portion..............................................   (26,000)
                                                                            --------
                                                                            $ 37,000
                                                                            ========

                        STEVEN MYERS & ASSOCIATES, INC.

     On January 2, 1997, the Company entered into a credit agreement with a bank under which it may borrow up to $8,000,000. The agreement, as amended on July 21, 1997, has two parts: a $4,000,000 revolving line of credit is available with a sub-limit of $2,000,000 to finance a portion of the repurchase of the Company's stock and a $4,000,000 term loan which is also available to finance the repurchase of Company stock. Bank debt at December 31, 1997 consisted of $3,659,000 and $3,490,000 outstanding under the revolving line of credit and the term loan, respectively, which amounts were used by the Company for general corporate purposes and to fund the purchase of Company stock from various shareholders. The revolving line of credit bears interest at the Bank's prime rate of 8.5% at December 31, 1997 and is due January 2, 1999. The term loan expires in 2001, is payable in graduated quarterly installments ranging from $170,000 to $230,000, and bears interest at LIBOR plus 2.50%. The term loan interest rate was 8.66% at December 31, 1997. The loans are secured by substantially all of the Company's assets.

     A summary of debt is provided as follows:

                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                    1996            1997
    Bank debt..................................................  $        --     $7,149,000
    Aircraft loans.............................................    5,498,000        517,000
    Shareholder note payable...................................      667,000             --
    Capital leases.............................................       85,000         63,000
                                                                 -----------     ----------
                                                                   6,250,000      7,729,000
    Less current portion of long-term debt.....................   (1,259,000)      (786,000)
                                                                 -----------     ----------
                                                                 $ 4,991,000     $6,943,000
                                                                 ===========     ==========

     Included in short-term debt at December 31, 1996 was a $667,000 note due to an officer and principal shareholder of the Company. The note, which bore interest at 7.30% per annum, pertained to an advancement for working capital purposes and was assumed by Summit Aviation Inc. (SAI) as part of the Hawker sales transaction.

     The terms of the bank agreement provide for the maintenance of financial covenants. The Company has obtained a waiver from the bank from compliance with certain of the covenants, the principal covenant being the Company's tangible net worth requirement of $(4,450,000) at December 31, 1997. The waiver is conditioned upon the Company completing an Initial Public Offering. If the Company does not complete an Initial Public Offering, the Company's principal shareholder has agreed to provide an amount to the Company, in the form of subordinated debt, to enable the Company to comply with the covenants.

     On January 9, 1997, the Company sold its Hawker jet to SAI, a company owned by one of the shareholders, for a purchase price of approximately $5,635,000. Concurrent with the sale, the Company transferred $5,630,000 of long-term notes payable to SAI bearing interest at rates of 7.30% and 10.07% per annum, respectively, and SAI paid the Company $5,000 in cash. The sale was finalized and recorded in the second quarter of 1997 and resulted in a gain of $137,000.

(5) COMMON STOCK

     In November 1994, the Board of Directors approved the recapitalization of the Company through the amendment of the Articles of Incorporation. The amendment authorized all outstanding common shares to be exchanged for a new series of common stock designated as Series A. In total, up to 1,000,000 shares of Series A common stock were authorized. Additionally, the issuance of up to 2,000,000 shares of a new Series B common stock were authorized. The Series A and Series B common stock are identical in all respects

                        STEVEN MYERS & ASSOCIATES, INC.

and have equal rights and privileges, except that Series B common stock has no voting rights. The amendment had no effect on the ownership structure of the Company.


     On January 21, 1998, the Company amended its articles of incorporation to authorize the issuance of up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock. On that same date, the Company converted each issued and outstanding share of Series A and B common stock into 12.7078 shares of common stock, or an aggregate of 12,900,000 Shares outstanding as of December 31, 1997. The Statements of Shareholders' Equity has been revised to reflect this conversion.


(6) INCOME TAXES

     For all periods presented, the Company has provided for income taxes at the appropriate California statutory state income tax rate imposed on S Corporations.

     The provision for income tax expense (benefit) consists of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                         1995        1996        1997
        Current:
          State......................................  $ 10,000     $9,000     $147,000
                                                        =======     ======     ========

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are established for temporary differences at tax rates expected to be in effect when such assets or liabilities are realized or settled. Net deferred tax assets are considered immaterial and do not have a significant impact on the financial results of the Company.

(7) COMMITMENTS

  Leases

     In June 1997, the Company entered into a ten year lease agreement for a new office facility, at which time the lease agreement on the old facility was terminated for a penalty of $28,000. Additionally, the Company has entered into various lease agreements for office equipment. Future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows:

                Year ending December 31:
                  1998...........................................  $  435,000
                  1999...........................................     451,000
                  2000...........................................     468,000
                  2001...........................................     487,000
                  2002...........................................     492,000
                  Thereafter.....................................   2,478,000
                                                                   ----------
                                                                   $4,811,000
                                                                   ==========

     Rent expense totaled $177,000, $184,000 and $392,000 for years ended December 31, 1995, 1996 and 1997, respectively.

(8) CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The majority of the Company's receivables are from large companies in the

                        STEVEN MYERS & ASSOCIATES, INC.

aerospace and defense industries. The Company controls credit risk through credit approvals and monitoring procedures. Credit losses have historically been minimal.

     Revenue from major customers is summarized as follows:

                                        YEARS ENDED DECEMBER 31,
                                       --------------------------
                                       1995       1996       1997
                            Customer:
                                 A      23%        19%        10%
                                 B      27         23         22
                                 C      --         10         10
                                 D      --         --         --
                                 E      10         18         13
                                 F      10         --         --
                                 G      --         --         11
                                 H      --         --         15

(9) COMPENSATION TO THREE SENIOR EXECUTIVE SHAREHOLDERS

     Included in selling, general and administrative expense is total compensation paid to three senior executive shareholders in the amount of $4,642,000, $5,175,000 and $1,693,000 for the years ended December 31, 1995,
1996 and 1997, respectively.

     In fiscal 1997, the Company changed the manner of distributions to shareholders. Dividends in the amount of $10,041,000 were declared and paid during fiscal 1997.

(10) EMPLOYEE BENEFIT PLAN AND STOCK OPTION PLAN

     The Steven Myers & Associates 401(k) Plan and Trust is a defined contribution plan. The Plan includes a tax-deferred 401(k) provision. The Plan covers all employees of the Company. Contributions are made to the Plan by participants only.

     The Company adopted the 1997 Stock Option Plan in December 1997. The 1997 Stock Option Plan, which is administered by the Compensation Committee of the Board of Directors, provides for the granting of options to purchase an aggregate of 1,500,000 shares of the Company's common stock to directors, employees, and consultants of the Company. Upon consummation of the Offering, the Company intends to grant to certain employees and directors of the Company options to purchase of 790,000 shares of common stock. The exercise price per share will be equal to the initial public offering price.

======================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
Prospectus Summary.........................    3
Risk Factors...............................    7
Use of Proceeds............................   12
Recapitalization...........................   12
Prior S Corporation Status.................   12
S Corporation Dividend.....................   13
Dividend Policy............................   13
Capitalization.............................   14
Dilution...................................   15
Selected Financial Data....................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   18
Business...................................   23
Management.................................   33
Certain Transactions.......................   39
Principal and Selling Shareholders.........   41
Description of Capital Stock...............   42
Shares Eligible For Future Sale............   43
Underwriting...............................   44
Legal Matters..............................   45
Experts....................................   45
Additional Information.....................   46
Index to Financial Statements..............  F-1

                               ------------------

  UNTIL             , 1998, (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING)
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================
                                3,150,000 SHARES

                                  [SM&A LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes the estimated expenses incurred in connection with the Offering described in this Registration Statement.


        Registration fee..................................................  $ 13,939
        NASD filing fee...................................................     5,572
        Printing and engraving expenses...................................   125,000*
        Nasdaq application fee............................................    50,000
        Blue sky qualification fees and expenses..........................     7,000*
        Legal fees and expenses...........................................   225,000*
        Accountants' fees and expenses....................................   200,000*
        Transfer agent and registrar fees.................................     2,000*
        Miscellaneous.....................................................     5,000*
                                                                            --------
                  Total...................................................  $633,511*
                                                                            ========


-----------------------------


* Estimated


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its officers and directors, and by the Registrant of the Underwriters for certain liabilities arising under the Securities Act or otherwise.

     The Company's Articles of Incorporation provide that the liability of the Company's directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction for which a director derived an improper personal benefit; (iv) for acts or omission that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) with respect to certain transactions, or the approval of transactions in which a director has a material financial interest; and (vii) expressly imposed by statute, for approval of certain improper distributions to shareholders or certain loans or guarantees.

     The Articles also provide that the Company is authorized to provide indemnification to its agents (as defined in Section 317 of the California Corporations Code), through the Company's Bylaws or through agreements with such agents or both, for breach of duty to the Company and its shareholders, in excess of the indemnification to agents or both, for breach of duty to the Company and its shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

     The Bylaws of the Company provide for indemnification of the Company's officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. The Bylaws further provide that no indemnification shall be made in the case of a derivative suit in respect to any claim as to which such person has been adjudged to be liable to the corporation, except with court approval, nor shall indemnification be made for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval. Indemnification under the Bylaws is mandatory in the case of an agent of the Company (present or past) who is successful on the merits in defense of a suit against him or her in such capacity. In all other cases where indemnification is permitted by the Bylaws, a determination to indemnify such person must be made by a majority of a quorum of disinterested directors, a majority of disinterested shareholders, or the court in which the suit is pending.

     The Company has entered into agreements to indemnify its directors and executive officers in addition to the indemnification provided for in the Articles of Incorporation and Bylaws. Among other things, these agreements provide that the Company will indemnify, subject to certain requirements, each of the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services by such person as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

     The inclusion of the above provisions in the Articles of Incorporation and Bylaws and the existence of the indemnification agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Registrant and its shareholders. At present, there is no litigation or proceeding pending involving a director of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The Registrant has not sold any securities during the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.


    EXHIBIT
    NUMBER                                     DESCRIPTION
    ------   --------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement.**
      3.1    Articles of Incorporation, as amended and restated.+
      3.2    Bylaws of the Registrant, as amended and restated.**
      4.1    Specimen stock certificate.**
      5.1    Opinion of Rutan & Tucker, LLP.+
     10.1    1997 Stock Option Plan, and related form of Stock Option Agreement.**
     10.2    Form of Indemnification Agreement.**
     10.3    Office Facilities Lease.**
     10.4    Hawker Aircraft Sale Agreement.+
     10.5    Employment Agreement with Steven S. Myers.**
     10.6    Employment Agreement with Kenneth W. Colbaugh.**
     10.7    Security and Loan Agreement dated January 2, 1997 between Imperial Bank and the
             Registrant, First Amendment and Addendum thereto and related Note and Addendum thereto and LIBOR Addendum to Note.**
     10.8    Commercial Note dated May 30, 1995 between NationsBank, N.A. and the Registrant and related Aircraft Security Agreement -- Chattel Mortgage, Security Agreement
             and Unconditional Guaranty of Payment.**
     10.9    Steven S. Myers Promissory Note.**
     10.10   Company Note.**
     10.11   Executive Bonus Plan.**
     10.12   Securities Purchase Agreement dated September 25, 1996.**
     10.13   Investor Rights Agreement dated September 25, 1996.**
     10.14   Security and Loan Agreement and Addendum, Exhibit "A" -- Waiver to Certain
             Provisions between Imperial Bank and the Registrant.**
     23.1    Consent of KPMG Peat Marwick LLP.+
     23.2    Consent of Rutan & Tucker, LLP (included in the opinion filed herewith as
             Exhibit 5.1).+
     24      Power of Attorney.**
     27      Financial Data Schedule.**


---------------


** Previously filed.


+  Filed herewith.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on January 26, 1998.


                                          STEVEN MYERS & ASSOCIATES, INC.

                                          By:      /s/ RONALD A. HUNN
                                            ------------------------------------
                                            Ronald A. Hunn,
                                            Vice President of Finance,
                                            Chief Financial Officer
                                            and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   NAME                                  TITLE                      DATE
------------------------------------------   -----------------------------   -------------------

                    *                           Chairman of the Board,          January 26, 1998
------------------------------------------           President and
             Steven S. Myers                    Chief Executive Officer
                                             (Principal Executive Officer)

                    *                          Director, Executive Vice         January 26, 1998
------------------------------------------           President and
           Kenneth W. Colbaugh                  Chief Operating Officer

                    *                                  Director                 January 26, 1998
------------------------------------------
           J. Christopher Lewis

            /s/ RONALD A. HUNN                Vice President of Finance,        January 26, 1998
------------------------------------------    Chief Financial Officer and
              Ronald A. Hunn                     Secretary (Principal
                                                       Financial
                                                 Officer and Principal
                                                  Accounting Officer)

                    *                                  Director                 January 26, 1998
------------------------------------------
             James R. Mellor

                    *                                  Director                 January 26, 1998
------------------------------------------
            Malcolm R. Currie

       *By:   /s/   RONALD A. HUNN                                              January 26, 1998
------------------------------------------
             Ronald A. Hunn,
             attorney-in-fact

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                DESCRIPTION                                    PAGE
    ------   ----------------------------------------------------------------------  ------------
      1.1    Form of Underwriting Agreement**......................................
      3.1    Articles of Incorporation, as amended and restated+...................
      3.2    Bylaws of the Registrant, as amended and restated**...................
      4.1    Specimen stock certificate**..........................................
      5.1    Opinion of Rutan & Tucker, LLP+.......................................
     10.1    1997 Stock Option Plan, and related form of Stock Option
             Agreement**...........................................................
     10.2    Form of Indemnification Agreement**...................................
     10.3    Office Facilities Lease**.............................................
     10.4    Hawker Aircraft Sale Agreement+.......................................
     10.5    Employment Agreement with Steven S. Myers**...........................
     10.6    Employment Agreement with Kenneth W. Colbaugh**.......................
     10.7    Security and Loan Agreement dated January 2, 1997 between Imperial
             Bank and the Registrant, First Amendment and Addendum thereto and related Note and Addendum thereto and LIBOR Addendum to Note**........
     10.8    Commercial Note dated May 30, 1995 between NationsBank, N.A. and the
             Registrant and related Aircraft Security Agreement -- Chattel
             Mortgage, Security Agreement and Unconditional Guaranty of
             Payment**.............................................................
     10.9    Steven S. Myers Promissory Note**.....................................
     10.10   Company Note**........................................................
     10.11   Executive Bonus Plan**................................................
     10.12   Securities Purchase Agreement dated September 25, 1996**..............
     10.13   Investor Rights Agreement dated September 25, 1996**..................
     10.14   Security and Loan Agreement and Addendum, Exhibit "A" -- Waiver to
             Certain Provisions between Imperial Bank and the Registrant**.........
     23.1    Consent of KPMG Peat Marwick LLP+.....................................
     23.2    Consent of Rutan & Tucker, LLP (included in the opinion filed herewith as Exhibit 5.1)+......................................................
     24      Power of Attorney**...................................................
     27      Financial Data Schedule**.............................................


---------------


** Previously filed.


+  Filed herewith.